MAR-01-2002 14:38 FR FRIED,FRANK & HARRIS 212 859 4000 TO #5168900003-9120 P.03

02017949

PE
03/01/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 1 2002
080

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
MAR 15 2002
THOMSON
FINANCIAL

For the month of March, 2002

GRUPO TELEVISA, S.A.
(Translation of registrant's name into English)

Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 ____.)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

Quarter: 4 Year: 2001

STOCK EXCHANGE CODE: **TLEVISA**

GRUPO TELEVISA, S.A.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**48,107,019**	100	**46,974,103**	100
2	**CURRENT ASSETS**	**25,127,358**	52	**26,969,149**	57
3	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	5,750,906	12	7,960,333	17
4	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	9,010,462	19	8,501,458	18
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	1,680,780	3	1,201,340	3
6	INVENTORIES	8,067,260	17	8,760,690	19
7	OTHER CURRENT ASSETS	617,948	1	545,328	1
8	**LONG-TERM**	**3,879,218**	8	**348,081**	1
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	6,470	0	33,804	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	(359,993)	(1)	(853,074)	(2)
11	OTHER INVESTMENTS	4,232,741	9	1,167,351	2
12	**PROPERTY, PLANT AND EQUIPMENT**	**12,927,834**	27	**13,140,916**	28
13	PROPERTY	9,433,841	20	9,602,893	20
14	MACHINERY AND INDUSTRIAL	8,664,037	18	8,549,936	18
15	OTHER EQUIPMENT	1,605,285	3	1,543,614	3
16	ACCUMULATED DEPRECIATION	7,201,966	15	7,087,413	15
17	CONSTRUCTION IN PROGRESS	426,637	1	531,886	1
18	**DEFERRED ASSETS (NET)**	**5,547,876**	12	**5,831,234**	12
19	**OTHER ASSETS**	**625,033**	1	**684,723**	1
20	**TOTAL LIABILITIES**	**29,241,761**	100	**28,613,443**	100
21	**CURRENT LIABILITIES**	**6,087,429**	21	**4,429,203**	15
22	SUPPLIERS	2,114,976	7	2,266,842	8
23	BANK LOANS	2,855,119	10	301,550	1
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	273,713	1	586,017	2
26	OTHER CURRENT LIABILITIES	843,621	3	1,274,794	4
27	**LONG-TERM LIABILITIES**	**10,743,037**	37	**11,899,979**	42
28	BANK LOANS	1,692,435	6	4,916,147	17
29	STOCK MARKET LOANS	8,587,966	29	6,360,802	22
30	OTHER LOANS	462,636	2	623,030	2
31	**DEFERRED LOANS**	**12,396,644**	42	**12,284,261**	43
32	**OTHER LIABILITIES**	**14,751**	0	0	0
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**18,865,258**	100	**18,360,660**	100
34	**MINORITY INTEREST**	**943,509**	5	**956,953**	5
35	**MAJORITY INTEREST**	**17,921,749**	95	**17,403,707**	95
36	**CONTRIBUTED CAPITAL**	**7,181,921**	38	**7,222,736**	39
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,513,427	8	1,520,667	8
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	5,464,091	29	5,497,666	30
39	PREMIUM ON SALES OF SHARES	204,403	1	204,403	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**10,739,828**	57	**10,180,971**	55
42	RETAINED EARNINGS AND CAPITAL RESERVE	9,653,822	51	10,659,922	58
43	REPURCHASE FUND OF SHARES	5,219,312	28	5,219,312	28
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(5,478,968)	(29)	(4,873,052)	(27)
45	NET INCOME FOR THE YEAR	1,345,662	7	(825,211)	(4)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: 4 YEAR: 2001

GRUPO TELEVISA, S.A.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**5,750,908**	100	**7,960,333**	100
46	CASH	528,668	9	1,103,892	14
47	SHORT-TERM INVESTMENTS	5,222,240	91	6,856,441	86
18	**DEFERRED ASSETS (NET)**	**5,547,576**	100	**5,831,234**	100
48	AMORTIZED OR REDEEMED EXPENSES	2,989,028	54	3,097,362	53
49	GOODWILL	2,558,548	46	2,733,872	47
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**6,087,429**	100	**4,429,203**	100
52	FOREING CURRENCY LIABILITIES	4,599,225	76	2,482,025	56
53	MEXICAN PESOS LIABILITIES	1,488,204	24	1,947,178	44
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER		0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0		0
56	CURRENT MATURITIES OF BONDS		0		0
26	**OTHER CURRENT LIABILITIES**	**843,621**	100	**1,274,794**	100
57	OTHER CURRENT LIABILITIES WITH COST	12,812	2	59,384	5
58	OTHER CURRENT LIABILITIES WITHOUT COST	830,809	98	1,215,410	95
27	**LONG-TERM LIABILITIES**	**10,743,037**	100	**11,899,979**	100
59	FOREING CURRENCY LIABILITIES	6,828,496	64	8,116,920	68
60	MEXICAN PESOS LIABILITIES	3,914,541	36	3,783,059	32
29	**STOCK MARKET LOANS**	**8,587,966**	100	**6,360,802**	100
61	BONDS	8,587,966	100	6,360,802	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**462,636**	100	**623,030**	100
63	OTHER LOANS WITH COST	6,182	1	74,925	12
64	OTHER LOANS WITHOUT COST	456,454	99	548,105	88
31	**DEFERRED LOANS**	**12,396,644**	100	**12,284,261**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	12,396,544	100	12,284,261	100
32	**OTHER LIABILITIES**	**14,751**	100	**0**	100
68	RESERVES	14,751	100		0
69	OTHERS LIABILITIES	0	0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(5,478,968)**	100	**(4,873,052)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(27,281)	0	(27,281)	(1)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(5,451,687)	(100)	(4,845,771)	(99)

05/01/1999 11:18

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **4** YEAR: **2001**

GRUPO TELEVISA, S.A.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	19,039,929	22,539,946
73	PENSIONS FUND AND SENIORITY PREMIUMS	705,077	803,731
74	EXECUTIVES (*)	63	80
75	EMPLOYERS (*)	13,443	14,360
76	WORKERS (*)	178	163
77	CIRCULATION SHARES (*)	6,856,259,557	6,898,627,357
78	REPURCHASED SHARES (*)	586,692,768	544,324,968

29/01/1999 11:18

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: 4 YEAR: 2001
GRUPO TELEVISA, S.A.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**19,664,546**	100	**20,417,856**	100
2	COST OF SALES	12,261,200	62	12,073,090	59
3	**GROSS INCOME**	**7,403,346**	38	**8,344,766**	41
4	OPERATING	3,297,795	17	3,415,195	17
5	**OPERATING INCOME**	**4,105,551**	21	**4,929,570**	24
6	TOTAL FINANCING COST	413,353	2	997,960	5
7	**INCOME AFTER FINANCING COST**	**3,692,198**	19	**3,931,610**	19
8	OTHER FINANCIAL OPERATIONS	1,200,391	6	2,416,674	12
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,491,807**	13	**1,514,936**	7
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	486,142	2	347,162	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**2,005,665**	10	**1,167,774**	6
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(518,037)	(3)	(1,834,171)	(9)
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,487,628**	8	**(666,397)**	(3)
14	INCOME OF DISCONTINUOUS OPERATIONS	(16,083)	0	(23,766)	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,503,711**	8	**(642,631)**	(3)
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	69,443	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,434,268**	7	**(642,631)**	(3)
19	NET INCOME OF MINORITY INTEREST	88,606		182,580	1
20	**NET INCOME OF MAJORITY INTEREST**	**1,345,662**	7	**(825,211)**	(4)

29/01/1999 11:18

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**19,664,546**	100	**20,417,855**	100
21	DOMESTIC	16,960,640	86	17,439,154	85
22	FOREIGN	2,703,906	14	2,978,701	15
23	TRANSLATED INTO DOLLARS (***)	294,607	1	309,958	2
6	**TOTAL FINANCING COST**	**413,353**	100	**997,960**	100
24	INTEREST PAID	1,204,634	291	1,461,838	146
25	EXCHANGE LOSSES	893,579	216	612,549	61
26	INTEREST EARNED	925,648	224	918,443	92
27	EXCHANGE PROFITS	928,905	225	441,477	44
28	GAIN DUE TO MONETARY POSITION	169,693	41	283,493	28
8	**OTHER FINANCIAL OPERATIONS**	**1,200,391**	100	**2,416,674**	100
29	OTHER NET EXPENSES (INCOME) NET	1,200,391	100	2,416,674	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**486,142**	100	**347,162**	100
32	INCOME TAX	688,058	142	926,172	267
33	DEFERED INCOME TAX	(223,413)	(46)	(632,490)	(182)
34	WORKERS' PROFIT SHARING	21,497	4	18,787	5
35	DEFERED WORKERS' PROFIT SHARING	0	0	34,693	10

26/02/2002 11:18

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **4** YEAR: **2001**
GRUPO TELEVISA, S.A.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	21,940,812	23,284,746
37	NET INCOME OF THE YEAR	1,384,278	882,027
38	NET SALES (**)	19,664,546	20,417,855
39	OPERATION INCOME (**)	4,105,551	4,929,570
40	NET INCOME OF MAYORITY INTEREST(**)	1,345,662	(825,211)
41	NET CONSOLIDATED INCOME (**)	1,434,268	(642,631)

29/01/1999 11:18

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **4** YEAR: **2001**
GRUPO TELEVISA, S.A.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,434,288**	**(842,631)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	2,232,676	3,524,041
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**3,666,944**	**2,881,410**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(2,415,635)	(1,494,840)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,251,309**	**1,386,570**
6	CASH FLOW FROM EXTERNAL FINANCING	1,527,029	869,474
7	CASH FLOW FROM INTERNAL FINANCING	(221,704)	(871,651)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**1,305,325**	**(2,177)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(4,766,059)**	**(381,660)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(2,209,425)	1,022,733
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	7,960,333	6,937,600
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	5,750,908	7,960,333

01/01/1999 11:18

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **4** YEAR: **2001**
GRUPO TELEVISA, S.A.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**2,232,676**	**3,524,041**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,472,490	1,456,054
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	760,186	2,067,987
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(2,416,636)**	**(1,494,840)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(652,682)	13,001
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	200,854	205,444
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(1,052,889)	(1,195,941)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(151,866)	(62,550)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(759,052)	(454,794)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**1,527,029**	**869,474**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	2,566,288	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	2,495,441	7,759,183
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	(30,312)
27	(-) BANK FINANCING AMORTIZATION	(3,016,366)	(466,321)
28	(-) STOCK MARKET AMORTIZATION	0	(5,515,007)
29	(-) OTHER FINANCING AMORTIZATION	(518,334)	(878,069)
7	**CASH FLOW FROM INTERNAL FINANCING**	**(221,704)**	**(871,651)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(221,704)	(1,069,321)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	197,670
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(4,766,059)**	**(361,660)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(4,075,257)	(657,505)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,339,332)	(1,280,690)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	465,313	433,850
39	+ (-) OTHER ITEMS	183,217	1,142,685

01/01/1999 11:18

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **4** YEAR: **2001**
GRUPO TELEVISA, S.A.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	7.29	%	(3.15)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	7.51	%	(4.74)	%
3	NET INCOME TO TOTAL ASSETS (**)	2.98	%	(1.37)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME		%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(11.83)	%	44.11	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.41	times	0.43	times
7	NET SALES TO FIXED ASSETS (**)	1.52	times	1.55	times
8	INVENTORIES ROTATION (**)	1.52	times	1.38	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	143	days	130	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.16	%	12.48	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	60.78	%	60.91	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.55	times	1.56	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	39.08	%	37.04	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	83.10	%	90.56	%
15	OPERATING INCOME TO INTEREST PAID	3.41	times	3.37	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.67	times	0.71	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	4.13	times	6.09	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.80	times	4.11	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.86	times	0.94	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	94.47	%	179.72	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	18.65	%	14.11	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(12.28)	%	(7.32)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.04	times	0.95	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	116.98	%	(39,939.09)	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(16.98)	%	40,039.09	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	28.10	%	354.11	

01/01/1999 11:18

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **4** YEAR: **2001**
GRUPO TELEVISA, S.A.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.15	$ (0.09)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.15	$ (0.09)
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.17	$ (0.08)
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ (0.01)	$ 0.00
8	CARRYING VALUE PER SHARE	$ 2.02	$ 1.96
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	3.20 times	3.70 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	42.74 times	(77.72) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	42.42 times	(76.28) times

01/01/1999 11:18

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **4** YEAR: **2001**
GRUPO TELEVISA, S.A.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

CONSOLIDATED FINANCIAL STATEMENTS - BREAKDOWN OF MAIN CONCEPTS-

S 53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE FOUR QUARTER OF 2001, LIABILITIES IN FOREIGN CURRENCY (TAXES PAYABLE) FOR AN AMOUNT OF PS.71,533, WHICH CANNOT BE PRESENTED IN S 52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DO NOT ALLOW A RELATED VALIDATION WITH ANNEX 5 (ANALYSIS OF CREDITS).

STATEMENT OF CHANGES-

THE ACCOUNT C07 "CASH FLOW FROM INTERNAL FINANCING" INCLUDES PS.40,815 AS A REDUCTION IN CAPITAL STOCK AND PS.000,000 AS A REDUCTION IN EARNED CAPITAL DERIVED FROM THE REPURCHASE OF SHARES MADE BY THE GROUP IN 1999 AND 2000, WHICH AMOUNTS ARE REFLECTED IN THE DETAIL OF ACCOUNT C30 "INCREASE (DECREASE) IN CAPITAL STOCK".

ANNEX 12 A - SCHEDULE FOR THE DETERMINATION OF THE REINVESTED TAX INCOME ACCOUNT.

FACTOR FOR THE DETERMINATION OF THE UFIN WAS: 0.9286

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINA[illegible] BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A		0	4,482,392,507		4,482,392,507		764,741	
D		0	2,186,933,525			2,186,933,525	374,343	
L		0	2,186,933,525		2,186,933,525		374,343	
TOTAL			8,856,259,557	0	6,669,326,032	2,186,933,525	1,513,427	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
8,856,259,557.00
SHARES PROPORTION BY :

CPO'S : THREE SHARES, (ONE SERIES A, ONE SERIES D AND ONE SE
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's : TWENTY CPO'S

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A	302,978,268	7.67164	6.46670
D	141,857,250	7.67164	6.46670
L	141,857,250	7.67164	6.46670

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: 4 YEAR: 2001
GRUPO TELEVISA, S.A. **CONSOLIDATED**
FINAL PRINTING

TEMPORARY REPURCHASE OF SHARES :

SERIES A	14,124,000
SERIES D	14,124,000
SERIES L	14,124,000

REPURCHASE OF SHARES IN CONNECTION WITH THE ACQUISITION OF GRUPO ALAMEDA, S.A. DE C.V. ("ALAMEDA") :

SERIES A	198,000,000
SERIES D	95,117,650
SERIES L	95,117,650

SALE OF REPURCHASED SHARE OWNED BY ALAMEDA :

SERIES A	30,000

TEMPORARY REPURCHASE OF SHARES :

SERIES A	18,493,000
SERIES D	18,493,000
SERIES L	18,493,000

REPURCHASE OF SHARES BY TELEVISA COMERCIAL, S.A. DE C.V. :

SERIES A	58,238,668

REPURCHASE OF SHARES OF A SUBSIDIARY :

SERIES A	6,026,300
SERIES D	6,026,300
SERIES L	6,026,300

REPURCHASE OF SHARES OF A SUBSIDIARY :

SERIES A	4,296,300
SERIES D	4,296,300
SERIES L	4,296,300

REPURCHASE OF SHARES OF A SUBSIDIARY :

SERIES A	3,520,000
SERIES D	3,520,000
SERIES L	3,520,000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: 4 YEAR: 2001
CONSOLIDATED
FINAL PRINTING

REPURCHASE OF SHARES OF A SUBSIDIARY :

SERIES A	280,000
SERIES D	280,000
SERIES L	280,000

THE AVERAGE REPURCHASE PRICE IS RESTATED IN MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2001.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **4** YEAR: **2001**

GRUPO TELEVISA, S.A.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER OF 2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. JORGE LUTTEROTH ECHEGOYEN
Controller, Vice-president

MEXICO, D.F., AT FEBRUARY 25 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: TLEVISA FECHA: 26/02/2002 11:18

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: GRUPO TELEVISA, S.A.
DOMICILIO: AV. VASCO DE QUIROGA # 2000
COLONIA: SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5261-20-00
FAX: 5261-24-94 AUTOMATICO: X
E-MAIL: ir@televisa.com.mx
DIRECCION DE INTERNET: www.televisa.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: GTE901219GK3
DOMICILIO AV. VASCO DE QUIROGA # 2000
COLONIA: SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE: C.P. JOSE RAUL GONZALEZ LIMA
DOMICILIO: AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
COLONIA: SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5261-25-77
FAX: 5261-20-43

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE: SR. EMILIO FERNANDO AZCARRAGA JEAN
DOMICILIO: AV. CHAPULTEPEC # 28 PISO 1
COLONIA: DOCTORES
C. POSTAL: 06724
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5709-42-89
FAX: 5709-39-88
E-MAIL: emilio@televisa.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: PRESIDENTE Y DIRECTOR GENERAL DEL GRUPO
NOMBRE: SR. EMILIO FERNANDO AZCARRAGA JEAN
DOMICILIO: AV. CHAPULTEPEC # 28 PISO 1
COLONIA: DOCTORES
C. POSTAL: 06724
CIUDAD Y ESTADO: MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: TLEVISA FECHA: 26/02/2002 11:18

TELEFONO:	5709-42-89
FAX:	5709-39-88
E-MAIL:	emilio@televisa.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	VICEPRESIDENTE EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	LIC. ALFONSO DE ANGOITIA NORIEGA
DOMICILIO:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA:	SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5261-24-52
FAX:	5261-24-54
E-MAIL:	aangoitia@televisa.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR GENERAL DE INFORMACION A BOLSA
NOMBRE:	C.P. JOSE RAUL GONZALEZ LIMA
DOMICILIO:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
COLONIA:	SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	N/A
NOMBRE:	N/A N/A N/A N/A
DOMICILIO:	N/A
COLONIA:	N/A
C. POSTAL:	00000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	N/A
FAX:	N/A
E-MAIL:	N/A

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	VICEPRESIDENTE JURIDICO DEL GRUPO
NOMBRE:	LIC. JUAN S. MIJARES ORTEGA
DOMICILIO:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA:	SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5261-25-85
FAX:	5261-25-46
E-MAIL:	jmijares@televisa.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	[illegible]

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: TLEVISA **FECHA:** 26/02/2002 11:18

DOMICILIO:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA:	SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5261-24-52
FAX:	5261-24-54
E-MAIL:	aangoitia@televisa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	CONSEJERO PROPIETARIO
NOMBRE:	SR. JULIO BARBA HURTADO
DOMICILIO:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 2
COLONIA:	SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5261-24-23
FAX:	5261-24-80
E-MAIL:	jbarbah@televisa.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. ALBERTO ISLAS TORRES
DOMICILIO:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA:	SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5261-20-42
FAX:	5261-24-94
E-MAIL:	aislast@televisa.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR GENERAL DE INFORMACION A BOLSA
NOMBRE:	C.P. JOSE RAUL GONZALEZ LIMA
DOMICILIO:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
COLONIA:	SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. ALBERTO ISLAS TORRES
DOMICILIO:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
COLONIA:	SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5261-20-42
FAX:	5261-24-94
E-MAIL:	aislast@televisa.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TELEVISA
GRUPO TELEVISA, S.A.

QUARTER: **4** YEAR: **2001**

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

MEXICO CITY, D.F., FEBRUARY 25, 2002 -- GRUPO TELEVISA, S.A. (NYSE:TV) TODAY ANNOUNCED RESULTS FOR THE FOURTH QUARTER AND UNAUDITED FULL YEAR ENDED DECEMBER 31, 2001. RESULTS, WHICH ARE ATTACHED, ARE IN THOUSANDS OF MEXICAN PESOS, IN ACCORDANCE WITH MEXICAN GAAP, ARE PRESENTED IN CONSTANT MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2001, AND PRESENT THE COMPANY'S MUSIC RECORDING OPERATIONS AS DISCONTINUED OPERATIONS (SEE "DISCONTINUED OPERATIONS" FOR ADDITIONAL INFORMATION).

NET SALES

NET SALES DECREASED 3.7% TO PS. 19,664,546 THOUSAND IN 2001 FROM PS. 20,417,855 THOUSAND IN 2000. THIS DECREASE IN SALES IS MAINLY ATTRIBUTED TO THREE FACTORS. FIRST, WE ATTRIBUTE THE DECREASE TO THE ADVERSE COMPARISON TO THE YEAR ENDED DECEMBER 31, 2000, WHICH INCLUDED PS. 996.6 MILLION IN NON-RECURRING ADVERTISING REVENUES FROM ADVERTISING TIME SOLD IN CONNECTION WITH POLITICAL CAMPAIGNS AND THE SUMMER OLYMPIC GAMES, WHICH REVENUES WERE GENERATED MOSTLY BY OUR TELEVISION BROADCASTING SEGMENT. EXCLUDING THE EFFECT OF THE NON-RECURRING ADVERTISING REVENUES DISCUSSED ABOVE, NET SALES WOULD HAVE INCREASED BY 1.3% IN 2001 AS COMPARED TO 2000. SECOND, THE INDUSTRY-WIDE SLOWDOWN IN ECONOMIC ACTIVITY HAS TRANSLATED INTO LOWER SALES IN MOST OF OUR SEGMENTS, INCLUDING TELEVISION BROADCASTING AND RADIO. THIRD, THE EFFECTS OF THE 4.5% APPRECIATION OF THE PESO AS COMPARED TO THE U.S. DOLLAR DURING 2001 ON FOREIGN CURRENCY-DENOMINATED SALES IN THE PROGRAMMING LICENSING, PUBLISHING AND PUBLISHING DISTRIBUTION SEGMENTS HAD AN UNFAVORABLE IMPACT. FOR ADDITIONAL INFORMATION REGARDING SEGMENT RESULTS, SEE "RESULTS BY BUSINESS SEGMENT." IN THE FOURTH QUARTER OF 2001, NET SALES DECREASED 5.2% TO PS. 5,661,985 THOUSAND FROM PS. 5,970,729 THOUSAND IN 2000'S FOURTH QUARTER DUE TO THE 1.6% DECLINE IN MEXICAN GDP IN THAT PERIOD, WHICH ADVERSELY AFFECTED THE ADVERTISING INDUSTRY. THE DECREASE IN NET SALES IS ALSO A RESULT OF THE APPRECIATION OF THE PESO BY 3.4% AS COMPARED TO THE U.S. DOLLAR DURING THE FOURTH QUARTER OF 2001, VERSUS A DEPRECIATION OF THE PESO BY 1.9% AS COMPARED TO THE U.S. DOLLAR DURING THE FOURTH QUARTER OF 2000, WHICH HAD A NEGATIVE IMPACT IN OUR PROGRAMMING LICENSING, PUBLISHING AND PUBLISHING DISTRIBUTION SEGMENTS.

COST OF SALES

COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION SLIGHTLY, INCREASED BY PS. 47,773 THOUSAND TO PS. 11,450,563 THOUSAND IN 2001 FROM PS.11,402,790 THOUSAND IN 2000, REFLECTING THE 6% INCREASE (IN REAL TERMS) IN PERSONNEL WAGES NEGOTIATED BY THE TELEVISION AND RADIO INDUSTRY, WHICH INCREASE WAS IMPLEMENTED IN FEBRUARY AND APRIL OF 2001. THIS INCREASE WAS PARTIALLY OFFSET BY LOWER COSTS RELATED TO OUR RADIO, PROGRAMMING LICENSING AND PROGRAMMING FOR PAY TELEVISION SEGMENTS DUE TO LOWER SALES. IN THE FOURTH QUARTER OF 2001, COST OF SALES INCREASED BY 1.5% TO PS. 3,208,544 THOUSAND FROM PS. 3,160,043 THOUSAND IN 2000'S FOURTH QUARTER. THIS INCREASE WAS PRIMARILY RELATED TO BOTH HIGHER PRODUCTION AND PROGRAMMING COSTS IN OUR TELEVISION BROADCASTING SEGMENT DUE TO THE LAUNCH OF A NEW NEWS AND DEBATE FORMATS AND NEW PROGRAMS FOR CHANNEL 4 DESIGNED TO ATTRACT NEW CLIENTS AND DEMOGRAPHICS IN THE MEXICO CITY METROPOLITAN AREA, AN INCREASE IN PROGRAMMING COSTS IN OUR NEWS DIVISION IN ORDER TO COVER THE EVENTS AFTER SEPTEMBER 11 AND AN INCREASE IN THE COST OF SALES OF OUR CABLE TELEVISION SEGMENT DUE TO THE LAUNCH OF NEW SERVICES AND HIGHER SALES. TRANSMISSION COSTS, SUCH AS SATELLITE SERVICES AND MICROWAVES

ALSO INCREASED DURING THE YEAR.

OPERATING EXPENSES

OPERATING EXPENSES, INCLUDING CORPORATE EXPENSES AND EXCLUDING DEPRECIATION AND AMORTIZACION, SLIGHTLY DECREASED BY PS. 17,162 THOUSAND TO PS. 2,827,420 THOUSAND IN 2001. THE DECLINE IN OPERATING EXPENSES REFLECTS OUR CONTINUING COST-CUTTING EFFORTS, INCLUDING NEW COST-CUTTING MEASURES IMPLEMENTED IN APRIL 2001. THIS DECREASE WAS PARTIALLY OFFSET BY THE 6% INCREASE (IN REAL TERMS) IN PERSONNEL WAGES NEGOTIATED BY THE TELEVISION AND RADIO INDUSTRY, WHICH WAS IMPLEMENTED IN FEBRUARY AND APRIL OF 2001, PARTIALLY OFFSET BY A REDUCTION IN THE NUMBER OF EMPLOYEES. IN THE FOURTH QUARTER OF 2001, OPERATING EXPENSES INCREASED BY 2.4% DUE TO AN INCREASE IN MARKETING AND ADVERTISING CAMPAIGNS IN THE PUBLISHING AND MOVIES DIVISION, WHICH CONTRIBUTED TO AN INCREASE IN SALES IN THESE SEGMENTS.

OPERATING CASH FLOW

OPERATION CASH FLOW IS DEFINED AS OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION. OPERATING CASH FLOW DECREASED TO PS. 5,386,563 THOUSAND IN 2001 FROM PS. 6,170,483 THOUSAND IN 2000. OPERATING CASH FLOW MARGIN FOR 2001 DECREASED TO 27.4% FROM 30.2% IN 2000, PRIMARILY AS A RESULT OF LOWER NET SALES IN OUR TELEVISION BROADCASTING, PUBLISHING, RADIO, AND OTHER BUSINESSES SEGMENTS. IN THE FOURTH QUARTER OF 2001, OPERATING CASH FLOW DECREASED TO PS. 1,696,351 THOUSAND FROM PS. 2,071,103 THOUSAND IN 2000'S FOURTH QUARTER, DUE TO LOWER SALES AS A RESULT OF THE SLOWDOWN IN ECONOMIC ACTIVITY IN MEXICO AND ABROAD.

OPERATING INCOME

OPERATING INCOME DECREASED TO PS. 4,105,551 THOUSAND IN 2001 FROM PS. 4,929,570 THOUSAND IN 2000. THIS DECREASE IS ATTRIBUTABLE TO LOWER NET SALES AND WAS PARTIALLY OFFSET BY A REDUCTION IN OPERATING EXPENSES. IN 2001'S FOURTH QUARTER, OPERATING INCOME DECREASED TO PS. 1,409,573 THOUSAND IN 2001 FROM PS. 1,787,720 THOUSAND IN 2000'S FOURTH QUARTER, DUE TO LOWER SALES AS A RESULT OF THE SLOWDOWN IN ECONOMIC ACTIVITY IN MEXICO AND ABROAD.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS OF PS.1,281,012 THOUSAND AND PS.1,240,913 THOUSAND IN 2001 AND 2000, RESPECTIVELY. IN THE FOURTH QUARTER OF 2001 AND 2000, THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS OF PS.286,778 THOUSAND AND PS.283,383 THOUSAND, RESPECTIVELY.

INTEGRAL COST OF FINANCING

INTEGRAL COST OF FINANCING DECREASED BY PS. 584,607 THOUSAND, REPRESENTING PS. 413,353 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2001 AS COMPARED TO PS. 997,960 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2000. THIS VARIANCE IS DUE PRIMARILY TO A PS. 248,384 THOUSAND DECREASE IN INTEREST EXPENSE AS A RESULT OF BOTH THE REFINANCING OF OUR LONG-TERM INDEBTEDNESS IN THE SECOND QUARTER OF 2000 AND A DECREASE IN INTEREST RATES ATTRIBUTABLE TO SOME OF OUR INDEBTEDNESS DURING THE YEAR ENDED DECEMBER 31, 2001 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2000. THIS DECREASE ALSO REFLECTS A PS. 109,114 THOUSAND INCREASE IN NET FOREIGN EXCHANGE GAIN, PRIMARILY AS A RESULT OF THE 4.5% APPRECIATION OF THE PESO AS COMPARED TO THE U.S. DOLLAR DURING THE YEAR

ENDED DECEMBER 31, 2001, VERSUS A 1.2% DEPRECIATION OF THE PESO AS COMPARED TO THE U.S. DOLLAR DURING THE YEAR ENDED DECEMBER 31, 2000; A PS. 97,284 THOUSAND DECREASE IN NON-RECURRING LOSS ATTRIBUTABLE TO FOREIGN EXCHANGE CONTRACTS; A PS. 113,800 THOUSAND DECREASE IN MONETARY LOSS PRIMARILY DUE TO BOTH THE REDUCTION IN INFLATION FOR THE YEAR ENDED DECEMBER 31, 2001 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2000 AND A LOWER NET ASSET MONETARY POSITION DURING THE YEAR ENDED DECEMBER 31, 2001 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2000; A PS. 7,205 THOUSAND INCREASE IN INTEREST INCOME AS A RESULT OF A HIGHER AVERAGE CASH POSITION IN TEMPORARY INVESTMENTS DURING THE YEAR ENDED DECEMBER 31, 2001 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2000; AND A PS. 8,820 THOUSAND DECREASE IN THE INDEX RESTATEMENT OF OUR UDI-DENOMINATED LONG-TERM DEBT SECURITIES, WHICH WERE ISSUED IN APRIL 2000, AS A RESULT OF LOWER INFLATION RATE IN 2001 AS COMPARED TO 2000.

RESTRUCTURING AND NON-RECURRING ITEMS

RESTRUCTURING AND NON-RECURRING CHARGES DECREASED BY PS. 1,374,115 THOUSAND, OR 71.7%, TO PS. 543,361 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2001 FROM PS. 1,917,476 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2000. THIS DECREASE PRIMARILY REFLECTS A PS. 1,463,524 THOUSAND NON-RECURRING CHARGE TAKEN IN CONNECTION WITH OUR REFINANCING IN THE SECOND QUARTER OF 2000. THIS DECREASE WAS PARTIALLY OFFSET BY A NON-RECURRING CHARGE IN THE AMOUNT OF PS. 57,438 THOUSAND TAKEN IN CONNECTION PRIMARILY WITH THE REDEMPTION OF OUR SENIOR DISCOUNT DEBENTURES IN MAY 2001 AND AN INCREASE OF PS. 166,948 THOUSAND IN SEVERANCE COSTS IN CONNECTION WITH THE TERMINATION OF PERSONNEL, PART OF OUR CONTINUED COST-CUTTING EFFORTS IN 2001.

OTHER EXPENSE -NET

OTHER EXPENSE-NET INCREASED BY PS. 157,832 THOUSAND, OR 31.6%, TO PS. 657,030 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2001 FROM PS. 499,198 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2000. OTHER EXPENSE-NET FOR THE YEAR ENDED DECEMBER 31, 2001 PRIMARILY REFLECTS THE AMORTIZATION AND WRITE-OFF OF GOODWILL IN THE AMOUNT OF PS. 402,169 THOUSAND, PROVISIONS FOR DOUBTFUL NON-TRADE ACCOUNTS, THE WRITE-OFF OF OTHER RECEIVABLES IN THE AMOUNT OF PS. 174,398 THOUSAND, PS. 99,800 THOUSAND IN FEES AND EXPENSES FOR PROFESSIONAL SERVICES, DONATIONS IN THE AMOUNT OF PS. 118,819 THOUSAND AND THE WRITE-OFF OF OTHER ASSETS IN THE AMOUNT OF PS. 91,359 THOUSAND. THESE OTHER EXPENSES WERE PARTIALLY OFFSET BY A NET PRE-TAX GAIN ON THE SALE OF A 50% LIMITED VOTING STAKE IN OUR RADIO SUBSIDIARY TO GRUPO PRISA IN THE AMOUNT OF PS. 272,952 THOUSAND AND A PS. 77,782 THOUSAND GAIN ON DISPOSITION OF FIXED ASSETS.

EQUITY IN LOSSES OF AFFILIATES

EQUITY IN LOSSES OF AFFILIATES DECREASED TO A LOSS OF PS. 518,037 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2001 FROM A LOSS OF PS. 1,834,171 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2000. THIS DECREASE OF PS. 1,316,134 THOUSAND WAS PRIMARILY DUE TO OUR DECISION TO DISCONTINUE RECOGNIZING EQUITY LOSSES IN RESPECT TO OUR INVESTMENT IN INNOVA, OUR DTH JOINT VENTURE IN MEXICO, AS DESCRIBED BELOW, WHICH RESULTED IS A PS. 1,070,965 THOUSAND DECREASE IN EQUITY IN LOSSES OF AFFILIATES, AS WELL AS THE ABSENCE OF EQUITY LOSSES IN RESPECT TO OUR INVESTMENT IN PEGASO, OUR FORMER PCS JOINT VENTURE, WHICH WE SOLD IN THE THIRD QUARTER OF 2000.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

IN 2001, WE DISCONTINUED THE RECOGNITION OF EQUITY LOSSES IN INNOVA, OUR DTH JOINT VENTURE IN MEXICO, PRIMARILY BECAUSE INNOVA'S NET LIABILITY POSITION REPRESENTED LOSSES IN EXCESS OF BOTH THE TRANSPONDER CAPITAL LEASE LONG-TERM DEBT INCURRED BY THIS VENTURE BEING GUARANTEED BY US AND OUR EXPECTED COMMITMENTS TO PROVIDE FUNDING TO THIS VENTURE. AS OF DECEMBER 31, 2001, OUR NET LIABILITY POSITION IN CONNECTION WITH THIS INVESTMENT WAS PS. 972,827 THOUSAND, REPRESENTING LOSSES RECOGNIZED IN EXCESS OF OUR CAPITAL CONTRIBUTIONS AND LONG-TERM LOANS.

DISCONTINUED OPERATIONS

ON DECEMBER 19, 2001, IN CONJUNCTION WITH A SERIES OF TRANSACTIONS WE ENTERED INTO WITH UNIVISION, WE SIGNED AN AGREEMENT TO SELL OUR MUSIC RECORDING OPERATIONS IN MEXICO, THE UNITED STATES AND LATIN AMERICA TO UNIVISION FOR 6,000,000 SHARES OF UNIVISION CLASS A COMMON STOCK AND 100,000 WARRANTS TO PURCHASE SHARES OF UNIVISION CLASS A COMMON STOCK. MANAGEMENT ANTICIPATES THAT THE SALE OF OUR MUSIC RECORDING OPERATIONS WILL BE CONSUMMATED IN THE FIRST QUARTER OF 2002, ALTHOUGH BECAUSE THIS SALE REMAINS SUBJECT TO OBTAINING NECESSARY APPROVALS, WE CANNOT GIVE YOU ANY ASSURANCES IN THIS REGARD. AS PART OF THIS TRANSACTION, IN ACCORDANCE WITH MEXICAN GAAP, THE RESULTS OF OPERATIONS OF OUR MUSIC RECORDING SEGMENT ARE CLASSIFIED AS DISCONTINUED OPERATIONS FOR ALL REPORTED PERIODS.

MUSIC RECORDING SALES TOTALED PS.988,155 THOUSAND AND PS.1,298,241 THOUSAND IN 2001 AND 2000, RESPECTIVELY. MUSIC RECORDING'S OPERATING INCOME AMOUNTED TO PS.84,444 THOUSANDS IN 2001 FROM PS.126,361 THOUSANDS IN 2000.

CUMULATIVE LOSS EFFECT OF ACCOUNTING CHANGE

IN THE FIRST QUARTER OF 2001, WE ADOPTED THE PROVISIONS OF MEXICAN GAAP BULLETIN C-2, "FINANCIAL INSTRUMENTS," ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. BEFORE ADOPTING BULLETIN C-2, FOR CONTRACTS NOT DESIGNATED AS A HEDGE, WE RECOGNIZED GAINS OR LOSSES ON DERIVATIVE FINANCIAL INSTRUMENTS UPON SETTLEMENT OF THE RELATED CONTRACTS. AS A RESULT OF APPLYING THE PROVISIONS OF BULLETIN C-2, WE ACCOUNTED FOR OUR DERIVATIVE FINANCIAL INSTRUMENTS AT FAIR VALUE AS OF JANUARY 1, 2001, AND RECOGNIZED A CUMULATIVE LOSS IN THE AMOUNT OF PS. 69,443 THOUSAND (NET OF INCOME TAX BENEFIT IN THE AMOUNT OF PS. 37,392 THOUSAND) AT THE BEGINNING OF THE YEAR ENDED DECEMBER 31, 2001, WHICH WAS PRIMARILY DUE TO FORWARD CONTRACTS NOT DESIGNATED AS A HEDGE.

MINORITY INTEREST

MINORITY INTEREST DECREASED PS. 93,974 THOUSAND, OR 51.5%, TO PS. 88,606 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2001 FROM PS. 182,580 THOUSAND FOR THE YEAR ENDED DECEMBER 31, 2000. THIS DECREASE PRIMARILY REFLECTS A DECREASE IN THE NET INCOME OF OUR NATIONWIDE PAGING BUSINESS, THE RESULTS OF WHICH ARE REFLECTED IN OUR OTHER BUSINESSES SEGMENT. THIS DECREASE ALSO REFLECTS OUR ACQUISITION OF THE REMAINING 35% EQUITY STAKE OUTSTANDING IN EDITORIAL TELEVISA, S.A. DE C.V., THE SUBSIDIARY THROUGH WHICH WE CONDUCT THE OPERATIONS OF OUR PUBLISHING SEGMENT, IN OCTOBER 2000. MINORITY INTEREST FOR THE YEAR ENDED DECEMBER 31, 2001 PRIMARILY REFLECTS THAT PORTION OF THE NET INCOME OF OUR CABLE TELEVISION SEGMENT ATTRIBUTABLE TO THE 49% INTEREST HELD BY AMÉRICA

MOVIL, S.A. DE C.V. IN CABLEVISION AND THE PORTION OF THE NET INCOME OF OUR NATIONWIDE PAGING BUSINESS ATTRIBUTABLE TO THE 49% INTEREST HELD BY A SUBSIDIARY OF MOBILE TELECOMMUNICATIONS TECHNOLOGIES CORP. BEGINNING IN OCTOBER 2001, MINORITY INTEREST ALSO REFLECTS THAT PORTION OF THE OPERATING RESULTS OF OUR RADIO SEGMENT ATTRIBUTABLE TO THE 50% INTEREST HELD BY GRUPO PRISA.

NET INCOME

IN THE YEAR ENDED DECEMBER 31, 2001, WE GENERATED NET INCOME OF PS. 1,345,662 THOUSAND AS COMPARED TO NET LOSS OF PS. 825,211 THOUSAND IN 2000. THIS PS. 2,170,873 THOUSAND INCREASE IS DUE TO:

· A DECREASE IN INTEGRAL COST OF FINANCING OF PS. 584,607 THOUSAND;
· A REDUCTION IN NON-RECURRING CHARGES OF PS. 1,374,115 THOUSAND;
· LOWER EQUITY LOSSES OF AFFILIATES OF PS. 1,316,134 THOUSAND;
· A DECREASE IN MINORITY INTEREST OF PS. 93,974 THOUSAND.

THESE FAVORABLE VARIANCES WERE OFFSET BY:

· A DECREASE IN OPERATING INCOME OF PS. 824,019 THOUSAND;
· AN INCREASE IN OTHER EXPENSE-NET OF PS. 157,832 THOUSAND;
· NET INCREASES IN THE PROVISION FOR INCOME TAXES OF PS. 138,980 THOUSAND AND THE CUMULATIVE EFFECT OF ACCOUNTING CHANGE OF PS. 69,443 THOUSAND; AND
· A DECREASE IN INCOME FROM DISCONTINUED OPERATIONS OF PS. 7,683 THOUSAND.

RESULTS BY BUSINESS SEGMENT

TELEVISION BROADCASTING

THE DECREASE IN TELEVISION BROADCASTING SALES OF 4.4% (PS.12,704,710 THOUSAND IN 2001 AND PS.13,288,961 THOUSAND IN 2000) IS ATTRIBUTABLE TO TWO FACTORS. FIRST, THE ABSENCE OF NON-RECURRING ADVERTISING REVENUES ATTRIBUTABLE TO ADVERTISING TIME SOLD IN CONNECTION WITH POLITICAL CAMPAIGNS AND THE SUMMER OLYMPIC GAMES THAT TOOK PLACE IN 2000, WHICH MAINLY AFFECTED RESULTS IN THE 1ST , 2ND AND 3RD QUARTERS OF 2001. EXCLUDING THE EFFECT OF THE NON-RECURRING ADVERTISING REVENUES DISCUSSED ABOVE, NET SALES WOULD HAVE INCREASED BY 2.9% IN 2001 AS COMPARED TO 2000. AND SECOND, THE INDUSTRY-WIDE SLOWDOWN IN ECONOMIC ACTIVITY AFFECTED THE SPOT MARKET THROUGHOUT THE YEAR, BUT PARTICULARLY IN THE 4 TH QUARTER, IN WHICH MEXICO'S GDP FELL 1.6%.

TELEVISION BROADCASTING'S OPERATING INCOME DECREASED 12.7% TO PS. 4,015,804 THOUSAND IN 2001 FROM PS. 4,598,632 THOUSAND IN 2000 AS A RESULT OF LOWER SALES AND HIGHER PROGRAMMING COSTS IN THE FOURTH QUARTER RELATED TO NEW DEBATE AND NEW SHOWS AND DESIGNING NEW PRODUCTIONS FOR CHANNEL 4 IN ORDER TO TARGET NEW DEMOGRAPHICS AND ATTRACT NEW CLIENTS IN THE MEXICO CITY METROPOLITAN AREA, AS WELL A THE COST OF COVERING THE WAR AFGHANISTAN AND THE EVENTS RELATED TO IT.

IN SEPTEMBER 2001, WE ENTERED INTO A 50/50 PROGRAMMING JOINT VENTURE WITH ENDEMOL, TO PRODUCE AND DEVELOP CONTENT FOR TELEVISION AND THE INTERNET. ENDEMOL IS ONE OF THE WORLD'S LEADING CONTENT DEVELOPERS AND PRODUCERS FOR

TELEVISION AND ONLINE PLATFORMS. PROGRAMMING PRODUCED BY THIS JOINT VENTURE WILL INCREASE THE AMOUNT OF PROGRAMMING ALREADY AVAILABLE IN OUR STRONG PROGRAMMING CATALOGUE AND BRING POPULAR, NEW FORMATS TO OUR VIEWERS.

PROGRAMMING FOR PAY TELEVISION

THE INCREASE IN PROGRAMMING FOR PAY TELEVISION SALES OF 2.7% (PS.514,230 THOUSAND IN 2001 AND PS.500,928 THOUSAND IN 2000) WAS DUE TO A HIGHER VOLUME OF PROGRAMMING SERVICES SOLD TO PAY TELEVISION ENTITIES OPERATING BOTH DOMESTICALLY AND IN THE INTERNATIONAL MARKETS.

PROGRAMMING FOR PAY TELEVISION'S OPERATING INCOME INCREASED BY PS. 17,241 THOUSAND (PS. 42,852 THOUSAND IN 2001 AND PS. 25,611 THOUSAND IN 2000), REFLECTING AN INCREASE IN OUR SALES AS WELL AS A REDUCTION IN PRODUCTION COSTS RELATED TO PROGRAM PRODUCTIONS.

IN DECEMBER 2001, WE ENTERED INTO AN AGREEMENT TO ESTABLISH A JOINT VENTURE WITH UNIVISION TO INTRODUCE OUR SATELLITE AND CABLE PAY-TV PROGRAMMING INTO THE U.S.

PROGRAMMING LICENSING

THE DECREASE IN PROGRAMMING LICENSING SALES OF 8.0% (PS.1,404,892 THOUSAND IN 2001 AND PS. 1,527,217 THOUSAND IN 2000) WAS DUE TO THE EFFECTS OF THE APPRECIATION OF THE PESO AS COMPARED TO THE U.S. DOLLAR ON FOREIGN CURRENCY-DENOMINATED SALES, LOWER REVENUES FROM PROGRAMMING EXPORTS TO EUROPE, ASIA AND AFRICA AND A REDUCTION IN THE ROYALTIES FROM UNIVISION OF 1.2% WHICH RESULTED FROM LOWER SALES DUE TO THE ECONOMIC RECESSION IN THE UNITED STATES. THIS DECREASE WAS PARTIALLY OFFSET BY HIGHER SALES IN LATIN AMERICA. WITHOUT THE FOREIGN EXCHANGE EFFECT, REVENUES INCREASED 0.1%.

IN DECEMBER 2001, WE ENTERED INTO A SERIES OF TRANSACTIONS WITH UNIVISION, INCLUDING AN AMENDMENT TO OUR PROGRAM LICENSE AGREEMENT. SEE "-UNIVISION." AMONG OTHER MATTERS, UNIVISION NOW HAS AN EXCLUSIVE RIGHT TO BROADCAST SUBSTANTIALLY ALL OF OUR SPANISH-LANGUAGE PROGRAMMING IN THE UNITED STATES OVER THE UNIVISION, GALAVISION, AND TELEFUTURA NETWORKS THROUGH 2017, SUBJECT TO SOME EXCEPTIONS. IN EXCHANGE FOR THESE EXCLUSIVE BROADCAST RIGHTS, WE ARE NOW ENTITLED TO RECEIVE, IN ADDITION TO OUR 9% PROGRAMMING ROYALTY ON NET TIME SALES OF THE UNIVISION AND GALAVISION NETWORKS, TO AN INCREMENTAL 3% PROGRAMMING ROYALTY ON NET TIME SALES OF THE UNIVISION AND GALAVISION NETWORKS TO THE EXTENT THAT SUCH NET TIME SALES EXCEED NET TIME SALES FOR THE YEAR 2001, AS WELL AS A 12% PROGRAMMING ROYALTY ON NET TIME SALES OF THE TELEFUTURA NETWORK BEGINNING IN 2003, SUBJECT TO CERTAIN ADJUSTMENTS. ROYALTIES FROM UNIVISION AMOUNTED TO U.S.$75,554 THOUSAND IN 2001, AS COMPARED TO U.S.$76,464 THOUSAND IN 2000.

PROGRAMMING LICENSING'S OPERATING INCOME DECREASED PS. 72,379 THOUSAND (PS.290,587 THOUSAND IN 2001 AND PS.362,966 THOUSAND IN 2000) AS A RESULT OF THE TRANSLATION EFFECT.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

PUBLISHING

PUBLISHING SALES DECREASE BY 2.5% TO PS. 1,604,268 THOUSAND IN 2001, DOWN FROM PS. 1,645,657 THOUSAND IN 2000. THIS DECREASE IS ATTRIBUTABLE TO THE APPRECIATION OF THE PESO AS COMPARED TO THE U.S. DOLLAR ON FOREIGN CURRENCY-DENOMINATED SALES. WITHOUT THIS TRANSLATION EFFECT, SALES GREW 0.8%. SALES WERE ALSO AFFECTED BY THE SLOWDOWN IN ECONOMIC ACTIVITY IN MEXICO AND ABROAD, WHICH RESULTED IN A 4.5% DECREASE IN CIRCULATION IN 2001 AS COMPARED TO 2000. THE DECREASE IN PUBLISHING SALES WAS PARTIALLY OFFSET BY BOTH A HIGHER VOLUME OF ADVERTISING PAGES SOLD AND A PRICE INCREASE IN SUCH ADVERTISING.

PUBLISHING'S OPERATING INCOME DECREASED BY 29.3%, (PS.234,465 THOUSAND IN 2001 AND PS.331,759 THOUSAND IN 2000) REFLECTING LOWER REVENUES AND HIGHER COSTS AND OPERATING EX PENSES, DUE TO AN INCREASE IN PERSONNEL COSTS.

PUBLISHING DISTRIBUTION

THE MARGINAL DECREASE IN PUBLISHING DISTRIBUTION SALES OF 0.7% (PS.897,089 THOUSAND IN 2001 AND PS.903,479 THOUSAND IN 2000) WAS DUE PRIMARILY TO A REDUCTION IN THE CIRCULATION OF MAGAZINES AND THE EFFECTS OF THE APPRECIATION OF THE PESO AS COMPARED TO THE U.S. DOLLAR ON FOREIGN CURRENCY-DENOMINATED SALES, AND WAS PARTIALLY OFFSET BY AN INCREASE IN THE DISTRIBUTION OF CERTAIN PRODUCTS ABROAD (PRIMARILY TELEPHONE CARDS AND TAX RETURN FORMS). WITHOUT THIS FOREIGN EXCHANGE EFFECT, SALES INCREASED 2.1%.

PUBLISHING DISTRIBUTION'S OPERATING INCOME DECREASED BY PS. 33,238 THOUSAND (PS.8,082 THOUSAND IN 2001 AND PS.41,320 THOUSAND IN 2000) REFLECTING THE INCREASE IN COSTS AND OPERATING EXPENSES.

CABLE TELEVISION

THE INCREASE IN CABLE TELEVISION SALES OF 16.6% (PS.1,082,235 THOUSAND IN 2001 AND PS. 928,287 THOUSAND IN 2000) WAS PRIMARILY DUE TO AN INCREASE IN SUBSCRIBERS TO APPROXIMATELY 452,000, OF WHICH 81,500 ARE DIGITAL SUBSCRIBERS, AS COMPARED TO OVER 403,000 AND OVER 44,000, RESPECTIVELY, IN 2000. CABLE TELEVISION'S OPERATING INCOME INCREASED 59.9% (PS.237,097 THOUSAND IN 2001 AND PS. 148,235 THOUSAND IN 2000) DUE TO HIGHER REVENUES AND LOWER OPERATING EXPENSES.

ON NOVEMBER 2001, CABLEVISIÓN LAUNCHED "PONCHIVISIÓN LA TELE CON PATAS," WHICH STARTED TRANSMISSION WITH 5 PRIME TIME HOURS, RE-RUNNING 4 ADJUSTED BLOCKS 5 TIMES A DAY TO TRANSMIT 24 HOURS. CABLEVISIÓN WILL DISTRIBUTE THIS SIGNAL VIA SATELLITE TO OTHER CABLE SYSTEMS THROUGHOUT THE COUNTRY.

IN DECEMBER 2001, THE MEXICAN CONGRESS APPROVED A NEW 10% EXCISE TAX ON TELECOMMUNICATIONS AND PAY-TV SERVICES. EFFECTIVE JANUARY 2002, REVENUES FROM TELECOMMUNICATIONS AND PAY-TV SERVICES, INCLUDING THOSE OFFERED BY CABLEVISIÓN, ARE SUBJECT TO THIS 10% EXCISE TAX. IN ORDER TO MITIGATE THE IMPACT OF THIS TAX ON ITS RESULTS OF OPERATIONS, CABLEVISIÓN INCREASED THE PRICES FOR CERTAIN SERVICES DURING JANUARY 2002.

RADIO

THE DECREASE IN RADIO SALES BY 30.3% (PS. 246,682 THOUSAND IN 2001 AND PS.353,892 THOUSAND IN 2000) IS DUE TO LOWER REVENUES AS A RESULT OF LESS ADVERTISING TIME SOLD AND DUE TO THE NEGATIVE MARKET CONDITIONS IN THE COUNTRY'S RADIO INDUSTRY. RADIO GENERATED AN OPERATING LOSS OF PS. 8,204 THOUSAND IN 2001 AS COMPARED TO OPERATING INCOME IN THE AMOUNT OF PS. 48,428 THOUSAND IN 2000 AS A RESULT OF LOWER REVENUES, WHICH WAS PARTIALLY OFFSET BY DECREASES IN COST OF SALES AND OPERATING EXPENSES.

IN OCTOBER 2001 WE ENTERED INTO AGREEMENTS WITH GRUPO PRISA, A LEADING SPANISH-LANGUAGE COMMUNICATIONS GROUP, TO FORM A RADIO JOINT VENTURE IN MEXICO. UNDER THESE ARRANGEMENTS, GRUPO PRISA ACQUIRED A 50% EQUITY STAKE, WITH LIMITED VOTING RIGHTS, IN OUR RADIO SUBSIDIARY, SISTEMA RADIÓPOLIS, S.A. DE. C.V., FOR U.S.$50 MILLION AND A U.S.$10 MILLION CAPITAL CONTRIBUTION TO RADIÓPOLIS. SINCE WE WILL MAINTAIN A CONTROLLING 50% FULL VOTING STAKE IN THIS SUBSIDIARY, WE WILL CONTINUE TO CONSOLIDATE 100% OF THE RESULTS OF OPERATIONS OF THIS SUBSIDIARY IN ACCORDANCE WITH MEXICAN GAAP.

GRUPO PRISA, WHICH OPERATES 338 RADIO STATIONS IN SPAIN AND IS THE LEADER IN AUDIENCE SHARE THROUGHOUT THE DAY, BRINGS A TREMENDOUS TRACK RECORD OF ACCOMPLISHMENTS IN SPANISH RADIO.

OTHER BUSINESSES

THE INCREASE IN OTHER BUSINESSES SALES OF 16.3% (PS.1,616,088 THOUSAND IN 2001 AND PS.1,389,657 THOUSAND IN 2000) WAS PRIMARILY DUE TO AN INCREASE IN REVENUES ATTRIBUTABLE TO THE DISTRIBUTION OF FEATURE FILMS AND SPORTING EVENTS, AS WELL AS HIGHER REVENUES RELATED TO THE OPERATION OF ESMAS.COM AND EN VIVO, THE LIVE ENTERTAINMENT BUSINESS THAT WE LAUNCHED IN 2001. THIS INCREASE WAS PARTIALLY OFFSET BY LOWER REVENUES FROM OUR NATIONWIDE PAGING AND DUBBING BUSINESSES.

OTHER BUSINESSES' OPERATING LOSS INCREASED TO PS. 569,667 THOUSAND IN 2001 AS COMPARED TO AN OPERATING LOSS OF PS. 417,626 THOUSAND IN 2000. THIS INCREASE IS DUE TO A HIGHER OPERATING LOSS ATTRIBUTABLE TO ESMAS.COM, AND LOWER OPERATING INCOME OF OUR NATIONWIDE PAGING BUSINESS PARTIALLY OFFSET BY A LOWER LOSS IN OUR SOCCER TEAMS.

ESMAS.COM HAS POSITIONED ITSELF AS ONE OF THE LEADERS IN THE SPANISH-LANGUAGE SPEAKING PORTAL ARENA. WITH OVER 866,000 REGISTERED USERS AND OVER 5 MILLION VISITORS PER MONTH, ESMAS.COM IS TODAY A PREFERRED DESTINATION FOR ENTERTAINMENT, SPORTS, NEWS, AND KIDS CONTENT. ESMAS.COM HAS BECOME A PRIME DESTINATION WITH OVER 24 PAGES VIEWED PER VISIT.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR 2001 AND 2000, AMOUNTED TO PS.515,370 THOUSAND AND PS.380,833 THOUSAND, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSES [illegible] AMOUNTED TO PS.135,171 THOUS[illegible]

PS.136,759 THOUSAND, RESPECTIVELY.

DISPOSED OPERATIONS

NET SALES OF DISPOSED OPERATION RELATED TO THE NEWSPAPER "OVACIONES" AND MERKATEL (A TELEPHONE SERVICE COMPANY) FOR 2001 AND 2000, AMOUNTED TO PS.109,722 THOUSAND AND PS.260,610 THOUSAND, RESPECTIVELY.

THE OPERATING RESULT FROM DISPOSED OPERATIONS RELATED TO OVACIONES, ECO AND MERKATEL FOR 2001 AND 2000, AMOUNTED TO AN OPERATING LOSS OF PS.10,294 THOUSAND AND AN OPERATING LOSS OF PS.72,997 THOUSAND, RESPECTIVELY.

SKY

INNOVA CONTINUES TO LEAD THE MEXICAN DIRECT TO HOME ("DTH") INDUSTRY UNDER HIGHLY COMPETITIVE MARKET CONDITIONS, WITH APPROXIMATELY A 74% MARKET SHARE AS MEASURED BY THE NUMBER OF GROSS ACTIVE SUBSCRIBERS ON DECEMBER 31, 2001. DURING THE QUARTER ENDED DECEMBER 31, 2001, INNOVA ADDED APPROXIMATELY 5,000 NET NEW CUSTOMERS TO ITS GROSS ACTIVE SUBSCRIBER BASE TO REACH APPROXIMATELY 692,000 SUBSCRIBERS, REPRESENTING A 17.3% INCREASE, OR A NET GAIN OF APPROXIMATELY 102,000 GROSS ACTIVE SUBSCRIBERS, SINCE DECEMBER 31, 2000. NET SUBSCRIBER ADDITIONS DURING THE FOURTH QUARTER WERE LOWER AS COMPARED WITH PREVIOUS QUARTERS DUE PRIMARILY TO THE SLOWDOWN OF THE MEXICAN ECONOMY.

NET REVENUES FOR THE THREE MONTHS AND THE TWELVE MONTHS ENDED DECEMBER 31, 2001 INCREASED TO PS. 809 MILLION, OR 23%, AND PS. 3,102 MILLION, OR 31.1%, RESPECTIVELY, AS COMPARED TO THE SAME PERIODS OF 2000. THIS INCREASE IS PRIMARILY DUE TO THE GROWTH OF THE SUBSCRIBER BASE AND ADDITIONAL REVENUES FROM SKYVIEW MAGAZINE.

EBITDA OF PS. 212.6 MILLION FOR THE FOURTH QUARTER AND PS. 744.6 MILLION FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001 IMPROVED BY PS. 148.4 MILLION AND PS. 960.0 MILLION RESPECTIVELY, AS COMPARED TO PS. 64.2 MILLION AND NEGATIVE PS. 215.4 MILLION FOR THE SAME PERIODS OF 2000.

IN DECEMBER 2001, THE MEXICAN CONGRESS APPROVED A NEW 10% EXCISE TAX ON TELECOMMUNICATIONS AND PAY-TV SERVICES. EFFECTIVE JANUARY 2002, REVENUES FROM TELECOMMUNICATIONS AND PAY-TV SERVICES, INCLUDING THOSE OFFERED BY INNOVA, ARE SUBJECT TO THIS 10% EXCISE TAX. THIS NEW TAX IS IN ADDITION TO THE 15% VAT AND THE 3.5% TAX PAID TO THE MINISTRY OF COMMUNICATIONS AND TRANSPORTATION FOR INNOVA'S CONCESSION.

IN ORDER TO MITIGATE THE IMPACT OF THIS TAX ON ITS RESULTS OF OPERATIONS, INNOVA INCREASED THE PRICES FOR CERTAIN OF ITS SERVICES DURING JANUARY 2002, AS WELL AS OTHER ACTIONS, INCLUDING PERSONNEL LAY-OFFS AND THE REDUCTION OF EXPENSES AND CAPITAL EXPENDITURES. INNOVA IS ANALYZING OTHER ACTIONS THAT IT MIGHT TAKE TO MITIGATE THE NEGATIVE IMPACT OF THIS NEW TAX ON ITS REVENUES.

CAPITAL EXPENDITURES, ACQUISITIONS AND INVESTMENTS

DURING 2001, WE INVESTED APPROXIMATELY U.S.$141.8 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES FOR THE ACQUISITION OF TECHNICAL, TRANSMISSION AND COMPUTER EQUIPMENT, OF WHICH APPROXIMATELY U.S.$40.2 MILLION

IS RELATED TO CABLEVISION. ADDITIONALLY, IN THE LAST YEAR WE INVESTED U.S.$ 115.9 MILLION IN OUR DTH VENTURES (U.S.$ 79.7 MILLION IN MEXICO IN THE FORM OF LONG-TERM LOANS AND U.S.$ 36.2 MILLION IN THE MULTI-COUNTRY SATELLITE PLATFORM IN SOUTH AMERICA), AND MADE A U.S.$ 15.0 MILLION MINORITY INVESTMENT IN A PROGRAMMING PRODUCTION COMPANY IN MEXICO.

IN DECEMBER 2001, WE MADE AN EQUITY INVESTMENT IN UNIVISION IN THE AMOUNT OF U.S.$375.0 MILLION. "SEE UNIVISION".

UNIVISION

IN DECEMBER 2001, WE ENTERED INTO A SERIES OF TRANSACTIONS WITH UNIVISION, INCLUDING AN AMENDMENT TO OUR PROGRAMMING LICENSE AGREEMENT. UNIVISION IS THE FIFTH LARGEST TELEVISION NETWORK IN THE UNITED STATES AND HAS HAD THE HIGHEST REVENUE GROWTH OF ANY U.S. NETWORK IN THE PAST 5 YEARS. AMONG OTHER MATTERS, UNIVISION NOW HAS AN EXCLUSIVE RIGHT TO BROADCAST SUBSTANTIALLY ALL OF OUR SPANISH-LANGUAGE PROGRAMMING IN THE UNITED STATES OVER THE UNIVISION, GALAVISION AND TELEFUTURA NETWORKS. IN EXCHANGE FOR THESE EXCLUSIVE BROADCAST RIGHTS, WE ARE NOW ENTITLED TO ADDITIONAL PROGRAMMING ROYALTIES ON NET TIME SALES OF THE UNIVISION, GALAVISION AND TELEFUTURA NETWORKS, SUBJECT TO SOME EXCEPTIONS. SEE "-PROGRAMMING LICENSING."

WE ALSO MADE A U.S.$375.0 MILLION EQUITY INVESTMENT IN UNIVISION IN EXCHANGE FOR 375,000 NON-VOTING PREFERRED SHARES OF UNIVISION STOCK, WHICH WILL CONVERT, UPON THE EXPIRATION OR TERMINATION OF THE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ACT, INTO 10,594,500 SHARES OF UNIVISION CLASS A COMMON STOCK. IN ADDITION, IN CONSIDERATION FOR SURRENDERING CERTAIN GOVERNANCE RIGHTS THAT WE PREVIOUSLY HELD UNDER UNIVISION'S ORGANIZATIONAL DOCUMENTS, WE RECEIVED A WARRANT TO PURCHASE AN ADDITIONAL 9,000,000 SHARES OF UNIVISION CLASS A COMMON STOCK. THE CONVERSION OF THE PREFERRED SHARES AND THE EXERCISE OF THE WARRANT REMAIN SUBJECT TO THE EXPIRATION OR TERMINATION OF THE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ACT AND THE EXERCISE OF THE WARRANT IS ALSO CONDITIONED ON COMPLIANCE WITH THE ALIEN SHARE OWNERSHIP PROVISIONS OF THE U.S. COMMUNICATIONS ACT.

WE ALSO ENTERED INTO AN AGREEMENT TO SELL OUR MUSIC RECORDING OPERATIONS IN THE UNITED STATES AND LATIN AMERICA TO UNIVISION IN EXCHANGE FOR 6,000,000 SHARES OF UNIVISION CLASS A COMMON STOCK AND WARRANTS TO PURCHASE 100,000 SHARES OF UNIVISION CLASS A COMMON STOCK. SEE "-DISCONTINUED OPERATIONS." THIS SALE REMAINS SUBJECT TO OBTAINING NECESSARY GOVERNMENTAL APPROVALS.

IMMEDIATELY PRIOR TO ENTERING INTO THESE TRANSACTIONS WITH UNIVISION, WE OWNED SHARES AND WARRANTS REPRESENTING AN APPROXIMATE 5.6% EQUITY STAKE IN UNIVISION, ON A FULLY DILUTED BASIS. IF ALL OF THESE TRANSACTIONS ARE CONSUMMATED, OUR EQUITY STAKE IN UNIVISION WOULD INCREASE TO APPROXIMATELY 15%, ON A FULLY DILUTED BASIS.

DEBT

AS OF DECEMBER 31, 2001, OUR LONG-TERM DEBT AMOUNTED TO PS. 10,286,583 THOUSAND, AND OUR SHORT-TERM DEBT AND CURRENT PORTION OF LONG-TERM DEBT WERE PS. 2,867,931 THOUSAND, AS COMPARED TO PS. 11,351,874 THOUSAND AND PS. 360,934 THOUSAND, RESPECTIVELY, AS OF DECEMBER 31, 2000.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

ON FEBRUARY 15 TH , 2002, STANDARD AND POOR'S UPGRADED OUR LOCAL AND FOREIGN CURRENCY CORPORATE CREDIT AND SENIOR UNSECURED DEBT RATINGS FROM BB+ TO BBB- FITCH ALSO ASSIGNED A BBB- ON OUR FOREIGN CURRENCY RATING. THE RATING UPGRADE REFLECTS OUR COMMITMENT TO MAINTAIN A HEALTHY FINANCIAL PROFILE IN THE MIDST OF THE DIFFICULT ECONOMIC ENVIRONMENT IN MEXICO AND ABROAD.

IN DECEMBER 2001, WE BORROWED U.S.$100.0 MILLION UNDER A FIVE-YEAR TERM LOAN FACILITY TO REFINANCE APPROXIMATELY U.S.$100.0 MILLION OF INDEBTEDNESS OUTSTANDING UNDER OUR FORMER THREE-YEAR U.S.$400.0 MILLION CREDIT FACILITY, OF WHICH U.S.$300 MILLION WERE REFINANCED IN SEPTEMBER OF 2001 BY ISSUING 8% SENIOR NOTES FOR SUCH AMOUNT WITH A MATURITY IN 2011. WE ALSO ENTERED INTO A ONE-YEAR U.S.$ 276.0 MILLION BRIDGE LOAN TO FINANCE OUR INVESTMENT IN UNIVISION. WE INTEND TO REFINANCE AMOUNTS OUTSTANDING UNDER THIS BRIDGE LOAN FACILITY DURING 2002 AND ARE CURRENTLY IN THE PROCESS OF EVALUATING ALTERNATIVES IN THIS REGARD.

AVAILABLE CASH POSITION

AS OF DECEMBER 31, 2001, OUR AVAILABLE CASH POSITION AMOUNTED TO PS. 5,750,908 THOUSAND OR THE EQUIVALENT OF APPROXIMATELY U.S. $626.6 MILLION.

TELEVISION RATINGS AND MARKET SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE DATA PRODUCED BY IBOPE CERTIFY THAT OUR TOTAL TELEVISION MARKET SHARE WAS 70.4% IN WEEKDAY PRIME TIME; 70.5% FROM 16:00 TO 23:00; AND 73.0% FROM SIGN-ON TO SIGN-OFF. OUR TOTAL RATINGS WERE 44.5 POINTS IN WEEKDAY PRIME TIME; 39.1 POINTS FROM 16:00 TO 23:00; AND 27.8 POINTS FROM SIGN-ON TO SIGN-OFF.

IN OCTOBER 2001, WE INTRODUCED A NEW SCHEDULE ON CHANNEL 2 TO ENHANCE OUR AUDIENCE CONTINUITY AND OFFER NEW CURRENT EVENTS PROGRAMS. A NOTABLE HIGHLIGHT IS THE LAUNCH OF "CÍRCULO ROJO," WITH THE JOURNALISTS JAVIER SOLÓRZANO AND CARMEN ARISTEGUI, WHICH AIRS MONDAY AND WEDNESDAY AT 23:00. MOREOVER, OUR NEWSCAST ANCHORED BY JOURNALIST JOAQUÍN LÓPEZ DÓRIGA NOW BEGINS A HALF-HOUR EARLIER, STARTING AT 22:00, DUE TO THE GROWING INTEREST RESULTING FROM INTERNATIONAL EVENTS. OUR COMEDY SHOWS, WHICH ARE AMONG THE MOST POPULAR PROGRAMS IN MEXICO, ARE BROADCAST AT 18:00 AND INCLUDE THE HIT SHOWS "GÜEREJA DE MI VIDA", "LO MEJOR DE FURCIO", "AY MARÍA QUE PUNTERÍA," "LA HORA PICO," AND "CERO EN CONDUCTA." IN ADDITION TO THESE PROGRAMS, WE ALSO BROADCAST ON TUESDAY AT 23:00 THE PROGRAM "MÉXICO NUEVO" FROM ENRIQUE KRAUZE, THURSDAY "ZONA ABIERTA" FROM HECTOR AGUILAR CAMÍN, AND FRIDAY AT 23:30 "EL ALMA DE MÉXICO".

ADVERTISING SALES PLAN

WE CLOSED OUR RECORD HIGH OVER U.S. $1.14 BILLION UPFRONT TELEVISION ADVERTISING SALES PLAN FOR THE YEAR 2002, AND AS OF DECEMBER 31, 2001, WE HAD RECEIVED AGGREGATE UPFRONT. ADVERTISING DEPOSITS FOR TELEVISION ADVERTISING OF APPROXIMATELY PS. 10,480.0 MILLION (NOMINAL), REPRESENTING U.S. $ 1,142.0 MILLION AT THE DECEMBER 31, 2001 EXCHANGE RATE.

AS OF DECEMBER 31, 2000 WE HAD RECEIVED DEPOSITS OF APPROXIMATELY PS.9,632.3 MILLION (NOMINAL), REPRESENTING U.S.$1,002.3 MILLION, AT THE APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

DIRECTOR REPORT (1)

ANNEX 1 CONSOLIDATED
Final Printing

YEAR-END EXCHANGE RATE. THE DEPOSITS AS OF DECEMBER 31, 2001 REPRESENTED AN 8.8% NOMINAL INCREASE, OR 3.3% IN REAL TERMS, AS COMPARED TO THE PRIOR YEAR. THE INCREASE IN DOLLAR TERMS WAS 13.9%.

APPROXIMATELY 60.6% OF THE ADVANCED PAYMENT DEPOSITS AS OF DECEMBER 31, 2001 WERE IN THE FORM OF SHORT-TERM, NON-INTEREST BEARING NOTES RECEIVABLE THE FOLLOWING YEAR, WITH THE REMAINDER CONSISTING OF CASH DEPOSITS. THE WEIGHTED AVERAGE MATURITY OF THESE NOTES ON DECEMBER 31, 2001 WAS 4 MONTHS. IN COMPARISON, APPROXIMATELY 53.6% OF THE DEPOSITS AS OF DECEMBER 31, 2000, WERE IN THE FORM OF SHORT-TERM, NON-INTEREST BEARING NOTES RECEIVABLE IN 2001, WITH THE REMAINDER CONSISTING OF CASH DEPOSITS. THE WEIGHTED AVERAGE MATURITY OF THESE NOTES ON DECEMBER 31, 2000 WAS 3.6 MONTHS.

OUTLOOK FOR 2002

OUR PRELIMINARY DATA IN JANUARY AND THE FIRST DAYS OF FEBRUARY COMBINED WITH THE CURRENT BUSINESS CLIMATE IN THE ADVERTISING INDUSTRY INDICATE THAT YEAR 2002 WILL SHOW A RECOVERY FROM 2001. WE BELIEVE THAT TELEVISION BROADCASTING SALES WILL REFLECT A FLAT TO MARGINAL INCREASE IN THE FIRST QUARTER, AS COMPARED TO THE FIRST QUARTER OF LAST YEAR, IN ACCORDANCE TO THE CYCLICAL NATURE OF OUR BUSINESS. WE BELIEVE THAT CLIENTS ARE WAITING TO ALLOCATE THEIR ADVERTISING INVESTMENT IN THE 2 ND QUARTER, DUE TO THE WORLD CUP.

WE EXPECT OPERATING EXPENSES TO CONTINUE TO BE FLAT DESPITE AN INCREASE IN WAGES TO UNION PERSONNEL AND HIGHER COSTS FOR ELECTRICITY AND OTHER SERVICES. THIS SHOULD RESULT IN FLAT TO MARGINAL INCREASES IN EBITDA MARGINS, COMPARED TO FIRST QUARTER 2001.

GRUPO TELEVISA S.A., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD, AND A MAJOR PLAYER IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PROGRAMMING FOR PAY TELEVISION, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND SHOW BUSINESS PROMOTIONS, PAGING SERVICES, FEATURE FILM PRODUCTION AND DISTRIBUTION, DUBBING, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO HAS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE TELEVISION COMPANY IN THE UNITED STATES.

THIS DIRECTOR REPORT CONTAINS FORWARD-LOOKING STATEMENTS REGARDING OUR RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS DIRECTOR REPORT SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 1. DESCRIPTION OF BUSINESS - CAUTIONARY STATEMENT" IN OUR ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FOR THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS DIRECTOR REPORT AND IN ORAL STATEMENTS MADE BY OUR AUTHORIZED OFFICERS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: 4 **YEAR: 2001**

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

GRUPO TELEVISA, S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2001, EXCEPT PER UDI VALUE)

1. ACCOUNTING POLICIES:

THE CONDENSED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S. A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELLY, THE "GROUP"), AS OF DECEMBER 31, 2001, AND 2000 AND FOR THE YEARS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("MEXICAN GAAP"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE YEAR ENDED DECEMBER 31, 2001, EXCEPT FOR THE PROVISIONS OF THE NEW MEXICAN GAAP BULLETIN C-2, "FINANCIAL INSTRUMENTS", WHICH WERE ADOPTED IN THE FIRST QUARTER OF 2001 (SEE NOTE 11).

2. PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31, CONSISTED OF:

	2001	2000
BUILDINGS	PS. 6,149,571	PS. 6,288,753
TECHNICAL EQUIPMENT	8,664,037	8,549,936
FURNITURE AND FIXTURES	514,980	534,173
TRANSPORTATION EQUIPMENT	441,021	415,014
COMPUTER EQUIPMENT	649,284	594,427
	16,418,893	16,382,303
ACCUMULATED DEPRECIATION	(7,201,966)	(7,087,413)
	9,216,927	9,294,890
LAND	3,284,270	3,314,140
CONSTRUCTION IN PROGRESS	426,637	531,886
	PS.12,927,834	PS. 13,140,916

PROPERTY, PLANT AND EQUIPMENT INCLUDES CAPITALIZED FINANCING COSTS OF PS.1,351,682 AND PS.1,351,682 AS OF DECEMBER 31, 2001 AND 2000, RESPECTIVELY. ACCUMULATED DEPRECIATION INCLUDES DEPRECIATION OF CAPITALIZED FINANCING COSTS

OF PS.431,899 AND PS.300,858 AS OF DECEMBER 31, 2001 AND 2000, RESPECTIVELY.

DEPRECIATION CHARGED TO INCOME FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000, WAS PS.819,744 AND PS.899,012, RESPECTIVELY.

3. LONG-TERM DEBT SECURITIES:

AS OF DECEMBER 31, THE COMPANY'S LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2001		2000	
	U.S. DOLLAR PRINCIPAL AMOUNTS (THOUSANDS)	MEXICAN PESOS	U.S. DOLLAR PRINCIPAL AMOUNTS (THOUSANDS)	MEXICAN PESOS
SERIES A SENIOR NOTES DUE 2003 (A)	$ 68,847	PS. 631,878	$ 68,847	PS. 690,753
SERIES B SENIOR NOTES DUE 2006 (A)	5,343	49,038	5,343	53,606
SENIOR DISCOUNT DEBENTURES DUE 2008 (B)	-	-	31,029	311,321
8.625% SENIOR NOTES DUE 2005 (C)	200,000	1,835,600	200,000	2,006,633
8% SENIOR NOTES DUE 2011 (D)	300,000	2,753,400	-	-
	$574,190	5,269,916	$305,219	3,062,313
UDI-DENOMINATED NOTES DUE 2007 (INCLUDES RESTATEMENT OF PS.318,050 AS OF DECEMBER 31, 2001) (E)		3,318,050		3,298,489
		PS.8,587,966		PS.6,360,802

(A) INTEREST ON EACH OF THE SERIES NOTES IS PAYABLE SEMIANNUALY. EXCEPT AS DESCRIBED BELOW, THE SENIOR NOTES ARE NOT REDEEMABLE AT THE OPTION OF THE COMPANY. INTEREST RATES ON THE SERIES A SENIOR NOTES AND SERIES B SENIOR NOTES (INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES) ARE 11.96% AND 12.49% PER ANNUM, RESPECTIVELY. IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY, AT ANY TIME, AT 100% OF THEIR PRINCIPAL AMOUNT PLUS ACCRUED INTEREST, TO THE DATE OF REDEMPTION. THESE SECURITIES ARE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE CAMPANY, RANK PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, AND ARE SENIOR IN RIGHT OF PAYMENT TO ALL FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE EFFECTIVELY

SUBORDINATED TO ALL EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

(B) ON MAY 15, 2001, THE COMPANY REDEEMED ALL OF THE REMAINING SENIOR DEBENTURES OUTSTANDING WHICH WERE ORIGINALLY DUE IN 2008, AT 106.625% OF THEIR PRINCIPAL AMOUNT OF APPROXIMATELY U.S. $32.5 MILLION IN ACCORDANCE WITH THE TERMS OF THE RELATED DEBT SECURITIES INDENTURE. THE PREMIUMS FOR REDEEMING THIS DEBT AMOUNTED TO APPROXIMATELY U.S.$2.2 MILLION (APPROXIMATELY PS.20,954), AND WERE ACCOUNTED FOR, TOGETHER WITH RELATED COSTS, AS A NON-RECURRING CHARGE OF PS.33,765 IN THE CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2001. THIS REDEMPTION WAS REFINANCED BY MEANS OF AN UNSECURED MEXICAN PESO LOAN OF PS. 320,000, GRANTED BY A COMMERCIAL MEXICAN BANK WITH PRINCIPAL AND INTEREST THEREOF PAYABLE ON A QUARTERLY BASIS THROUGH MAY 15, 2006, AND ANNUAL INTEREST RATE OF THE MEXICAN INTERBANK RATE PLUS 30 BASIS POINTS.

(C) INTEREST ON THE 8.625% SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES IS 9.07% PER ANNUM, PAYABLE SEMIANNUALLY COMMENCING FEBRUARY 2001. THE SENIOR NOYES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL AND FUTURE UNSECURED AND UNSOBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES. THE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPINION OF THE COMPANY. THE AGREEMENT CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PROGRAMMING FOR PAY TELEVISION AND PROGRAMMING LICENSING TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. IM YHE FOURTH QUARTE OF 2000, SUBSTANTALLY ALL OF THE SENIOR NOTES WERE REGISTERED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION THROUGH AN EXCHANGE OFFER.

(D) IN SEPTEMBER 2001, THE COMPANY ISSUED U.S.$300 MILLION 10-YEAR SENIOR NOTES WITH A COUPON RATE OF 8%. THESE SENIOR NOTES WERE PRICED AT 98.793% FOR A YIELD TO MATURITY OF 8.179%. THE PROCEEDS OF THIS OFFERING WERE USED TO REPAY 75% OF THE COMPANY'S U.S.$400 MILLION SYNDICATED LOAN WITH MATURITY IN 2003. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY IN SEPTEMBER AND MARCH OF EACH YEAR, COMMENCING IN MARCH 2002. THESE SENIOR NOTES MAY NOT BE REDDEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS CERTAIN COVENENTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSISIARIES ENGAGED IN TELEVISION BROADCASTING, PROGRAMMING FOR PAY TELEVISION AND PROGRAMMING LICENSING (OTHER THAN THOSE OPERATIONS CONDUCTED BY A TELEVISION BROADCASTING SUBSIDIARY IN SAN DIEGO, CALIFORNIA), AND CONSUMMATE CERTAIN MERGES, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. IT IS INTENDED THAT THE COMPANY REGISTER SUBSTANTIALLY ALL OF

THESE SENIOR NOTES WITH THE U.S. SECIRITIES AND EXCHANGE COMMISSION THROUGH AND EXCHANGE OFFER IN THE FOURTH QUARTER OF 2001.

(E) UNSECURED DEBT REPRESENTED BY 1,086,007,800 MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSIÓN" OR "UDIS") WITH ANNUAL INTEREST OF 8.15%. INTEREST ON THESE NOTES IS PAYABLE SEMIANNUALLY. THE UDI VALUE AS OF DECEMBER 31, 2001, WAS OF PS. 3.055273 PER ONE UDI.

4. CONTINGENCIES:

PAYMENTS TO BE MADE BY CERTAIN MEXICAN COMPANIES IN THE GROUP TO EMPLOYEES IN CASE OF DISMISSAL AND UNDER CERTAIN CIRCUNSTANCES PROVIDED BY THE MEXICAN LABOR LAW WILL BE EXPENSED AS INCURRED.

IN MAY 2001, THE MEXICAN ANTITRUST AGENCY RATIFIED ITS OPPOSITION TO THE PROPOSED MERGER OF THE GROUP'S RADIO BUSINESS WITH GRUPO ACIR. AS A RESULT, THE COMPANY AND THE SHAREHOLDERS OF GRUPO ACIR FILED A AN ACTION TO SEEK AN INJUCTION AGAINST THIS RULING IN THE MEXICAN FEDERAL COURTS; HOWEVER, NO ASSURANCE CAN BE GIVEN THAT THIS ACTION WILL BE SUCCESSFUL.

THERE ARE OTHER VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATION.

5. STOCKHOLDERS' EQUITY:

THE MAJORITY STOCKHOLDERS' EQUITY AS OF DECEMBER 31, IS ANALYZED AS FOLLOWS:

	2001		2000	
	NOMINAL PESOS	RESTATED PESOS	NOMINAL PESOS	RESTATED PESOS
CAPITAL STOCK	PS.1,513,427	PS. 6,977,518	PS. 1,520,667	PS. 7,018,333
ADDITIONAL PAID-IN CAPITAL	187,428	204,403	187,428	204,403
LEGAL RESERVE	517,746	1,052,901	517,746	1,052,901
RESERVE FOR REPURCHASE OF SHARES	2,695,761	5,219,312	2,695,761	5,219,312
UNAPPROPIATED EARNINGS	4,816,043	8,600,921	4,675,790	9,607,021
ACCUMULATED EFFECT OF DEFERRED INCOME TAXES	(2,197,681)	(2,500,019)	(2,197,681)	(2,500,019)
NET INCOME (LOSS) FOR THE YEAR	-	1,345,662	(790,407)	(825,211)

DEFICIT FROM RESTATEMENT	-	(2,978,949)	-	(2,373,033)
TOTAL MAJORITY STOCKHOLDERS' EQUITY		PS.17,921,749		PS.17,403,707

AS OF DECEMBER 31, 2001 AND 2000, CAPITAL STOCK IS NET OF SHARES REPURCHASED OF PS.470,123 (NOMINAL PS.70,703) AND PS.429,308 (NOMINAL PS.63,463), RESPECTIVELY.

AT DECEMBER 31, 2001, THE COMPANY'S NUMBER OF SHARES OF CAPITAL STOCK ISSUED, REPURCHASED AND OUTSTANDING CONSISTED OF:

	AUTHORIZED AND ISSUED	REPURCHASED (*)	OUTSTANDING
SERIES A SHARES	4,590,700,000	108,307,493	4,482,392,507
SERIES L SHARES	2,271,150,000	84,216,475	2,186,933,525
SERIES D SHARES	2,271,150,000	84,216,475	2,186,933,525
	9,133,000,000	276,740,443	8,856,259,557

(*) INCLUDE 84,215,671 CPOS AND ADDITIONAL 24,091,018 SERIES A SHARES NOT IN THE FORM OF CPOS THAT ARE BENEFICIALLY OWNED BY ONE OF THE COMPANY'S WHOLLY-OWNED SUBSIDIARIES.

IN MARCH, AUGUST, SEPTEMBER AND OCTOBER 2001, A COMPANY'S SUBSIDIARY AQUIRED SHARES OF THE COMPANY FOR THE AMOUNT OF PS.221,704 OF WHICH PS.180,889 WERE CHARGED TO UNAPPROPRIATED EARNINGS.

6. REPURCHASE OF SHARES:

IN APRIL 1994, 1998 AND 1999, THE STOCKHOLDERS APPROVED APPROPRIATING FROM RETAINED EARNINGS A RESERVE AMOUNTING TO PS.1,803,442 PS.2,576,303 AND PS.1,640,420, RESPECTIVELY, FOR THE REPURCHASE OF SHARES, AT THE DISCRETION OF MANAGEMENT. THIS REPURCHASE PROGRAM WAS AUTHORIZED BY THE MEXICAN BANKING AND SECURITIES COMMISSION ("COMISION NACIONAL BANCARIA Y DE VALORES"), AND WAS INITIATED BY THE COMPANY IN FEBRUARY 1999.

THE RESERVE FOR REPURCHASE OF SHARES WAS DECREASED IN 1999 AND 2000 FOR THE AMOUNT OF PS. 247,529 AND PS. 553,324, RESPECTIVELY, IN CONNECTION WITH REPURCHASES OF SHARES MADE BY THE COMPANY IN THOSE YEARS.

7. INTEGRAL COST OF FINANCING:

INTEGRAL COST OF FINANCING FOR THE YEARS ENDED DECEMBER 31, CONSISTS OF:

	2001	2000

INTEREST EXPENSE (1)	PS.1,204,634	PS. 1,461,838
INTEREST INCOME	(925,648)	(918,443)
FOREIGN EXCHANGE LOSS, NET (2)	(35,326)	171,072
LOSS FROM MONETARY POSITION (3)	169,693	283,493
	413,353	997,960
CAPITALIZED, NET	-	-
	PS. 413,353	PS. 997,960

(1) INCLUDES RESTATEMENT OF INVESTMENT UNITS OF PS.161,815 AND PS.170,635 IN 2001 AND 2000, RESPECTIVELY.
(2) INCLUDES LOSSES FROM FORWARDS EXCHANGE CONTRACTS OF PS.100,537 AND PS. 197,821 IN 2001 AND 2000, RESPECTIVELY.
(3) RESULT FROM MONETARY POSITION PREVIOUSLY REPORTED FOR THE 2000 PERIOD AND ATTRIBUTABLE TO NON-MONETARY COMPONENTS OF DEFERRED INCOME TAXES, HAS BEEN RECLASSIFIED TO THE PROVISION OF INCOME TAXES TO CONFORM TO THE 2001 PRESENTATION.

8. DEFERRED TAXES:

THE DEFERRED INCOME TAX AS OF DECEMBER 31, WAS DERIVED FROM:

	2001	2000
ASSETS:		
ACCRUED LIABILITIES	PS. 401,776	PS. 620,212
TAX LOSS CARRYFORWARDS, NET OF VALUATION ALLOWANCES	285,746	492,467
CUSTOMER ADVANCES	798,320	1,665,562
OTHER ITEMS	283,512	160,163
	1,769,354	2,938,404
LIABILITIES:		
INVENTORIES	1,839,245	2,338,136
PROPERTY, PLANT AND EQUIPMENT - NET	961,490	2,041,102
OTHER ITEMS	1,181,263	1,200,429
	3,981,998	5,579,667
	2,212,644	2,641,263
LESS:		
ASSETS TAX-NET	638,399	716,663
DEFERRED EMPLOYEE'S PROFIT ASSET	-	-
DEFERRED INCOME TAX LIABILITY	PS.1,574,245	PS. 1,924,600

9. EXTRAORDINARY ITEMS:

NO EXTRAORDINARY ITEMS, AS DEFINED BY MEXICAN GAAP BULLETIN A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000.

10. DISCONTINUED OPERATIONS:

ON DECEMBER 19, 2001 IN CONJUNCTION WITH A SERIES OF TRANSACTIONS, THE GROUP REACHED AN AGRREEMENT WITH UNIVISION COMMUNICATIONS, INC. ("UNIVISION") TO SELL ITS MUSIC RECORDING BUSINESSES IN THE UNITED STATES, AND LATIN AMERICA FOR CONSIDERATION OF 6,000,000 SHARES OF UNIVISION CLASS A COMMON STOCK AND 100,000 WARRANTS TO PURCHASE, BEFORE DECEMBER 2017, SHARES OF UNIVISION CLASS A COMMON STOCK AT A PRICE OF U.S.$38.261 PER SHARE (SEE NOTE 14).
MANAGEMENT ANTICIPATES THAT THE SALE OF THE MUSIC RECORDING OPERATING NET ASSETS WILL BE CONSUMATED IN THE FIRST QUARTER OF 2002. ACCORDINGLY, THE MUSIC RECORDING BUSINESSES' RESULTS OF OPERATIONS ARE REPORTED AS DISCONTINUED OPERATIONS FOR ALL PERIODS PRESENTED. THE MUSIC RECORDING SEGMENT RESULTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000, ARE SUMMARIZED AS FOLLOWS:

	2001	2000
NET SALES	$988,155	$1,298,241
COST OF SALES	731,910	970,491
OPERATING EXPENSES	167,803	196,975
DEPRECIATION AND AMORTIZATION	3,998	4,414
OPERATING INCOME	84,444	126,361
INCOME BEFORE TAXES	71,097	80,253
INCOME TAXES	55,014	56,487
NET INCOME FOR DISCONTINUED OPERATIONS	16,083	23,766

THE NET ASSETS OF THE DISCONTINUED MUSIC RECORDING OPERATIONS IN THE DECEMBER 31, 2001 AND 2000 CONSOLIDATED BALANCE SHEETS AMOUNTED TO PS.561,584 AND PS.535,477, RESPECTIVELY.

NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN GAAP BULLETIN A-7, "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE YEAR ENDED DECEMBER 31, 2000.

11. CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

IN THE FIRST QUARTER OF 2001, THE COMPANY ADOPTED THE PROVISIONS OF BULLETIN C-2, "FINANCIAL INSTRUMENTS", ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. BEFORE ADOPTING BULLETIN C-2, THE COMPANY RECOGNIZED GAIN OR LOSSES ON DERIVATIVE FINANCIAL INSTRUMENTS NOT DESIGNATED AS A HEDGE UPON SETTLEMENT OF THE RELATED CONTRACTS. AS A RESULT OF APPLYING THE

PROVISIONS OF THIS NEW ACCOUNTING PRINCIPLE, THE COMPANY ACCOUNTED FOR ITS DERIVATIVE FINANCIAL INSTRUMENTS AT FAIR VALUE AS OF JANUARY 1, 2001, AND RECOGNIZED A CUMULATIVE LOSS EFFECT OF PS.69,443 (NET OF INCOME TAX BENEFIT OF PS. 37,392) IN THE CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2001, THE IMPACT BEING PRIMARILY IN CONNECTION WITH FORWARD CONTRACTS NOT DESIGNATED AS A HEDGE.

NO CUMULATIVE EFFECT OF ACCOUNTING CHANGE WAS RECOGNIZED IN INCOME FOR THE YEAR ENDED DECEMBER 31, 2000.

12. QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED DECEMBER 31, 2001, ARE AS FOLLOWS:

	HISTORICAL NET RESULT (1)			RESTATED NET RESULT	
QUARTER	ACCUMULATED	QUARTER	INDEX AT END OF QUARTER	ACCUMULATED	QUARTER
1°/01	PS. (125,010)	PS. (125,010)	340.381	PS. (129,063)	PS. (129,063)
2°/01	110,494	236,721	343.694	112,977	242,040
3°/01	438,817	326,925	348.042	443,074	330,097
4°/01	1,345,662	902,588	351.418	1,345,662	902,588

(1) AS REPORTED IN EACH QUARTER.

13. SALE OF THE 50% OF THE RADIO OPERATIONS

IN OCTOBER 2001, THE COMPANY SOLD TO GRUPO PRISA A SPANISH COMMUNICATIONS GROUP, A 50% NON-VOTING STAKE OF THE GROUP'S RADIO BUSINESS FOR AN AMOUNT OF U.S.$50 MILLION, OF WHICH U.S.$15 MILLION WERE PAID IN CASH AND U.S.$35 MILLION IN NOTES RECEIVABLE DUE 2002. ADDITIONALLY, IN 2002 GRUPO PRISA WILL CONTRIBUTE A U.S.$10 MILLION ADDITIONAL PAID-IN CAPITAL IN SUCH BUSINESS. AS A RESULT, THE GROUP RECOGNIZED A PRE-TAX GAIN ON THIS SALE OF APPROXIMATELY PS.272,952, WHICH REPRESENTED THE EXCESS OF THE CASH AND NON-CASH PROCEEDS OVER THE 50% CARRYING VALUE OF THE GROUP'S NET ASSETS OF ITS RADIO BUSINESS AT THE TRANSACTION DATE.

14. UNIVISION TRANSACTIONS AND SHORT-TERM LOAN FACILITY

IN DECEMBER 2001, THE GROUP ENTERED INTO A SERIES OF TRANSACTIONS WITH UNIVISION BY WHICH, AMONG OTHER THINGS, THE GROUP ACQUIRED 375,000 PREFERRED SHARES OF UNIVISION AUTOMATICALLY CONVERTIBLE, UPON RECEIPT OF REQUIRED U.S. REGULATORY APPROVALS, INTO 10,594,500 SHARES OF UNIVISION CLASS A COMMON STOCK FOR U.S.$375,000 MILLION IN CASH, OF WHICH U.S.$276 MILLION WERE FUNDED THROUGH A SHORT-TERM LOAN FACILITY AND THE REMAINNING U.S.$99 MILLION WITH CASH ON HAND; RECEIVED A WARRANT TO PURCHASE, BEFORE DECEMBER 2017, 9,000,000

SHARES OF UNIVISION CLASS A COMMON STOCK AS A CONSIDERATION FOR SURRENDING CERTAIN GOVERNANCE RIGHTS PREVIOUSLY HELD BY THE GROUP IN UNIVISION; AGREED TO SELL TO UNIVISION ITS MUSIC RECORDING BUSINESSES IN EXCHANGE FOR 6,000,000 SHARES OF UNIVISION CLASS A COMMON STOCK AND WARRANTS TO PURCHASE, BEFORE DECEMBER 2017, 100,000 SHARES OF UNIVISION CLASS A COMMON STOCK, SUBJECT TO OBTAINING NECESSARY GOVERNMENTAL APPROVALS; AND AMENDED ITS PROGRAM LICENSE AGREEMENT TO PROVIDE UNIVISION WITH EXCLUSIVE RIGHTS TO BROADCAST THE GROUP'S PROGRAMMING IN THE UNITED STATES IN EXCHANGE FOR INCREASED ROYALTIES. UPON CONSUMMATION OF THESE TRANSACTIONS AND AFTER THE CONVERSION OF PREFERRED SHARES AND THE EXERCISE OF WARRANTS AT A PRICE OF U.S.$38.261 PER SHARE THE GROUP'S EQUITY STAKE IN UNIVISION WOULD INCREASE TO APPROXIMATELY 15% ON A FULLY-DILUTED BASIS.

- - - - - - - - - - - - - -

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **4** YEAR: **2001**
GRUPO TELEVISA, S.A.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
Final Printing

COMPANY NAME (1)		MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES						
2	CORPORATIVO VASCO DE QUIROGA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	17,263,119	100.00	1,394,033	1,876,918
3	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF COMPANIES	465,711	79.95	264,460	(382,535)
4	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,681,372	100.00	1,209,572	2,915,149
5	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,037,498	100.00	823,582	1,239,465
6	GRUPO DISTRIBUIDORAS INTERMEX, S.A. DE C.V.	DISTRIBUTION OF BOOKS AND MAGAZINES	349,470,905	100.00	822,778	784,761
7	GRUPO RADIOPOLIS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	28,149,059	100.00	316,890	1,023,457
8	PROMO-INDUSTRIAS METROPOLITANAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	504	100.00	50	47,093
9	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF RADIO PROGRAMMING	76,070,313	50.00	764,739	186,235
10	TELEPARABOLAS, S.L.	MAINTENANCE OF PARABOLIC DISHES	1,500	100.00	750	1,332
11	TELESISTEMA MEXICANO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION	132,009,215	100.00	9,029,929	13,784,822
12	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	12,230,554	100.00	115,371	71,190
13	TELEVISA COMERCIAL, S.A. DE C.V.	DISTRIBUTION OF BOOKS AND MAGAZINES	3,799,991	100.00	3,799,991	5,415,524
14	TELEVISION INDEPENDIENTE DE MEXICO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	13,135,147	99.95	1,198,515	4,354,937
15	CAPITALIZED INTEGRAL COST OF FINANCING, 1994		1	0.00	0	224,475
16	CAPITALIZED INTEGRAL COST OF FINANCING, 1995		1	0.00	0	372,059

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **4** YEAR: **2001**
GRUPO TELEVISA, S.A.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

PAGE 2
CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	PRESENT VALUE (3)
17 CAPITALIZED INTEGRAL COST OF FINANCING, 1996		1	0.00	0	25,854
18 CAPITALIZED INTEGRAL COST OF FINANCING, 1998		1	0.00	0	23,057
TOTAL INVESTMENT IN SUBSIDIARIES				**19,740,660**	**31,983,793**
ASSOCIATEDS					
1 ARGOS COMUNICACIÓN, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	33,000,000	30.00	137,000	25,885
2 BOUNCYNET, INC.	INTERNET PORTAL	4,700	47.00	158,265	30,076
3 DIBUJOS ANIMADOS MEXICANOS DIAMEX, S.A.	PRODUCTION OF ANIMATED CARTOONS	1,297,995	36.75	4,384	615
4 DISTRIBUIDORA DE REVISTAS BERTRAN, S.A.C.	DISTRIBUTION OF BOOKS AND MAGAZINES	30,000	50.00	658	6,665
5 DISTRIBUIDORA ALFA, S.A.	DISTRIBUTION OF BOOKS AND MAGAZINES	500	50.00	694	4,671
6 DTH TECHCO PARTNERS	SERVICES FOR SATELLITE PAY TELEVISION	1	30.00	117,900	162,981
7 EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MA	2,627,050	30.00	26,270	12,727
8 INNOVA, S. DE R.L. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1	60.00	773,585	(972,826)
9 INTERCONTINENTAL MEDIA, S.A.	DISTRIBUTION OF BOOKS AND MAGAZINES	42	35.00	361	263
10 GRUPO EUROPRODUCCIONES, S.A.	PROMOTION AND DEVELOPMENT OF COMPANIES	2,700	30.00	93,407	39,940
11 RED TELEVISIVA MEGAVISION, S.A.	COMMERCIALIZATION OF TELEVISION	7,885,472	21.99	75,221	31,066
12 SKY LATIN AMERICA, PARTNERS.	ADMINISTRATIVE SERV. FOR THE DTH VENTUR	1	30.00	110,136	8,048
13 SKY MULTI-COUNTRY, PARTNERS.	ADMINISTRATIVE SERV. FOR THE DTH VENTUR	1	30.00	1,157,421	(215,523)
14 T.V. DEL HUMAYA, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	1,199,994	50.00	814	4,690

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
15 UNIVISION COMMUNICATIONS, INC.	BROADCASTING OF T.V. SPANISH PROGRAMS	6,796,517	10.98	4,183	500,729
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**2,660,299**	**(359,993)**
OTHER PERMANENT INVESTMENTS					**4,232,741**
TOTAL					**35,836,641**

26/02/2002 11:18

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODITLEVISA
GRUPO TELEVISA, S.A.

QUARTER: 4 YEAR: 2001

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,715,047	308,625	1,406,422	4,434,524	1,367,902	4,473,044
MACHINERY	4,401,751	1,803,789	2,597,962	4,262,286	2,786,673	4,073,575
TRANSPORT EQUIPMENT	253,940	114,756	139,184	187,081	173,325	152,940
OFFICE EQUIPMENT	226,605	83,557	143,048	288,375	157,421	274,002
COMPUTER EQUIPMENT	424,342	201,064	223,278	224,942	204,854	243,366
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**7,021,685**	**2,511,791**	**4,509,894**	**9,397,208**	**4,690,175**	**9,216,927**
NOT DEPRECIATION ASSETS						
GROUNDS	450,997	0	450,997	2,833,273	0	3,284,270
CONSTRUCTIONS IN PROCESS	426,637	0	426,637	0	0	426,637
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**877,634**	**0**	**877,634**	**2,833,273**	**0**	**3,710,907**
TOTAL	**7,899,319**	**2,511,791**	**5,387,528**	**12,230,481**	**4,690,175**	**12,927,834**

STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
JP MORGAN CHASE BANK	20/12/2001	2.56	0	0	0	0	0	0	0	0	0	2,533,128	0	0	0	0
SINDICADO	21/12/2001	5.59	0	0	0	0	0	0	0	0	0	0	0	0	367,120	550,680
BANAMEX, S.A	24/07/2000	8.58	152,625	287,094	0	0	0	0	0	0	0	0	0	0	0	0
BANCA SERFIN, S.A.	15/06/2001	10.50	84,000	224,000	0	0	0	0	0	0	0	0	0	0	0	0
THE CHASE MANHATTAN BANK	30/01/2000	4.50	0	0	0	0	0	0	0	0	0	0	190,857	0	0	0
BANCA SERFIN, S.A.	16/05/1994	5.50	0	0	0	20,342	0	0	0	0	0	0	0	0	0	0
BANCO INBURSA, S.A.	31/10/2001	8.42	5,646	22,488	0	0	0	0	0	0	0	0	0	0	0	0
BANK OF AMERICA	28/04/1999	4.62	0	0	0	0	0	0	0	0	0	459	460	460	460	26,005
SUNTRUST BANK MIAMI, NATIONA	01/05/1999	2.03	0	0	0	0	0	0	0	0	0	3,270	4,438	4,137	3,921	8,804
ARRENDADORA CITIBANK, S.A	12/01/2000	7.14	0	0	0	18,933	5,023	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE MEXICO, S.	03/02/1994	8.38	0	0	0	19,621	237	0	0	0	0	0	0	0	0	0
BANCO DE BILBAO VIZCAYA, S.	15/07/1999	6.55	0	0	0	0	0	0	0	0	0	6,116	6,116	4,707	1,798	309
BANCOMER, S.A.	17/10/1994	6.50	0	0	0	11,435	0	0	0	0	0	0	0	0	0	0
ARRENDADORA BANK OF AMERICA,	28/12/1999	7.04	0	0	0	8,656	1,765	0	0	0	0	0	0	0	0	0
GE CAPITAL LEASING, S.A. DE	29/12/1999	7.08	0	0	0	4,418	1,170	0	0	0	0	0	0	0	0	0
LEASING DEL VALLE	08/04/2001	20.63	0	0	0	0	0	0	0	0	0	218	310	78	0	0
TOTAL BANKS			222,471	513,580	0	89,457	8,195	0	0	0	0	2,543,191	202,181	9,382	373,299	585,798

11:16 26/02/2002

STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
STOCK EXCHANGE																
PRIVATE PLACEMENTS UNSECURED DEBT																
HOLDERS	13/05/1996	11.98	0	0	0	0	0	0	0	0	0	0	631,876	0	0	0
HOLDERS	13/05/1996	12.49	0	0	0	0	0	0	0	0	0	0	0	0	0	49,036
HOLDERS	08/08/2000	9.07	0	0	0	0	0	0	0	0	0	0	0	0	1,835,600	0
HOLDERS	13/09/2001	8.41	0	0	0	0	0	0	0	0	0	0	0	0	0	2,753,400
UDI-DENOMINATED	14/04/2000	8.15	0	3,318,050	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	3,318,050	0	0	0	0	0	0	0	0	631,876	0	1,835,600	2,802,436

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated in Pesos		Amortization of Credits In Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits In Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
PLIERS																
IOUS			523,398	0	0	1,354,841	0	0	0	0	0	236,737	0	0	0	0
AL SUPPLIERS			523,398	0	0	1,354,841	0	0	0	0	0	236,737	0	0	0	0

11:18 26/02/2002

STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits In Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
VARIOUS			468,622	62,911	0	253,005	253,467	0	0	0	0	121,994	126,258	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			468,622	62,911	0	253,005	253,467	0	0	0	0	121,994	126,258	0	0	0
			1,214,491	3,914,541	0	1,697,303	261,692	0	0	0	0	2,901,922	960,317	9,382	2,208,899	3,346,236

NOTES

THE BANCO NACIONAL DE MEXICO LOAN WAS REFINANCED IN JULY 2000, AND THE MATURITY OF SUCH LOAN AND INTEREST PAYABLE WERE CHANGED AS REFLECTED IN THIS SCHEDULES.

THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY WERE AS FOLLOWS :

$ 9.1780 PESOS PER U.S. DOLLAR
0.0486 PESOS PER SPANISH PESETA
0.0040 PESOS PER COLOMBIAN PESO

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **4** YEAR: **2001**

GRUPO TELEVISA, S.A.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	372,356	3,417,483	54,945	504,285	3,921,768
OTHER	71,540	656,594	2,817	25,854	682,448
TOTAL	**443,896**	**4,074,077**	**57,762**	**530,139**	**4,604,216**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	375,619	3,447,431	63,413	582,005	4,029,436
INVESTMENTS	559,049	5,130,952	3,684	33,812	5,164,764
OTHER	131,630	1,208,100	16,015	146,986	1,355,086
TOTAL	**1,066,298**	**9,786,483**	**83,112**	**762,803**	**10,549,286**
NET BALANCE	**(622,402)**	**(5,712,406)**	**(25,350)**	**(232,664)**	**(5,945,070)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**676,381**	**6,207,826**	**[illegible]**	**[illegible]**	**6,627,397**
LIABILITIES POSITION	**1,209,836**	**11,103,675**	**43,079**	**395,378**	**11,499,254**
SHORT TERM LIABILITIES POSITION	487,575	4,474,964	21,333	195,794	4,670,758
LONG TERM LIABILITIES POSITION	722,261	6,628,911	21,746	199,585	6,828,496
NET BALANCE	**(533,455)**	**(4,896,050)**	**2,638**	**24,193**	**(4,871,857)**

NOTES

26/02/2002 11:18

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.

QUARTER: 4 YEAR: 2001

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	20,616,422	16,570,413	(4,046,009)	0.01	(22,427)
FEBRUARY	19,985,403	16,954,497	(3,030,906)	0.00	2,003
MARCH	19,248,401	16,502,451	(2,745,950)	0.01	(17,396)
APRIL	18,631,421	16,795,724	(1,835,697)	0.01	(9,259)
MAY	17,950,672	16,530,502	(1,420,170)	0.00	(3,258)
JUNE	17,091,120	16,107,947	(983,172)	0.00	(2,325)
JULY	16,057,282	16,008,529	(48,753)	0.00	127
AUGUST	15,629,012	16,034,807	405,795	0.01	2,404
SEPTEMBER	15,524,769	15,943,301	418,531	0.01	3,896
OCTOBER	12,638,658	16,484,946	3,846,289	0.00	17,381
NOVEMBER	13,589,541	16,326,502	2,736,962	0.00	10,310
DECEMBER	14,788,118	15,888,445	1,100,327	0.00	1,523
ACTUALIZATION:	0	0	0	0.00	(1,539)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	7,873
OTHER	0	0	0	0.00	(159,006)
TOTAL					(169,893)

26/02/2002 11:18

NOTES

THE AMOUNT REFLECTED IN OTHER INCLUDES THE MONETARY EFFECT OF DEFERRED TAXES FOR PS.186,752 WHICH WAS CLASSIFIED IN THE DEFERRED INCOME TAX PROVISION IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES AND THE MONETARY EFFECT THE MUSIC RECORDING SEGMENT FOR $28,547 WHICH WAS CLASSIFIED AS DISCONTINUED OPERATIONS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: 4 YEAR: 2001

GRUPO TELEVISA, S.A.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

THE AGREEMENTS OF THE U.S.$200 MILLION AND U.S.$300 MILLION SENIOR NOTES WITH MATURITY IN 2005 AND 2011, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

ACTUAL SITUATION OF FINANCIAL LIMITED

AT DECEMBER 31, 2001, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE U.S.$200 MILLION AND U.S.$300 MILLION LONG-TERM SENIOR NOTES.

C.P. JORGE LUTTEROTH ECHEGOYEN
CONTROLLER, VICE-PRESIDENT

MEXICO, D.F. FEBRUARY 25, 2002

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

25/02/2002 05:16:00 p.m.

(1) THIS FORM MUST BE SIGNED BY THE COMPANY'S GENERAL DIRECTOR OR FINANCE DIRECTOR, WITH THE EXPLANATION THAT THE FINANCIAL LIMITATIONS AGREED WERE MET. IN THE CASE OF FAILING TO FULFILL SOME OF THE LIMITATIONS, INDICATE THOSE LIMITATIONS AND A REGULATION PROGRAM SHOWING HOW THEY ARE GOING TO BE SATISFIED.
THIS FORM SHOULD ALSO BE PRESENTED ATTACHED TO THE DICTAMINATED FINANCIAL STATEMENTS, SIGNED BY THE CORRESPONDING EXTERNAL AUDITORS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.

QUARTER: 4 YEAR: 2001

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
TELEVISION:		0	0
CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRA	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRA	0	0
REAL ESTATE	LAND AND UNOCCUPIED, BUILDING,	0	0
"	PARKING LOTS, ADMINISTRATIVE	0	0
"	OFFICES, RADIO ANTENNAS,	0	0
"	TELEVISION STATIONS FACILITIES.	0	0
TRANSMISSION STATIONS	BROADCASTER STATIONS.	0	0
PUBLISHING:		0	0
EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
"	STORAGE AND DISTRIBUTION OF	0	0
"	MAGAZINES AND NEWSPAPERS.	0	0
AUDIO:		0	0
SISTEMA RADIOPOLIS, S.A. DE C	BROADCASTER STATIONS.	0	0
MUSIC RECORDING:		0	0
FONOVISA MEXICO, S.A. DE C.V.	PROMOTION OF RECORDS. DISTRIBUTION	0	0
"	AND WAREHOUSING CENTER OF	0	0
"	FINISHED GOODS.	0	0
FONOVISA, INC.	ADMINISTRATIVE OFFICES.	0	0
CABLE TELEVISION:		0	0
CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
"	AND TRANSMISSION EQUIPMENT.	0	0
OTHER BUSINESSES:		0	0
IMPULSORA DEL DEPORTIVO	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.	THE AZTECA STADIUM.	0	0
COMUNICACIONES MTEL, S.A. DE	NATIONWIDE PAGING.	0	0
AUDIOMASTER 3000, S.A. DE C.V	DUBBING, DUBBING EQUIPMENT AND	0	0
"	STUDIOS, AND ADMINISTRATIVE	0	0
"	OFFICES.	0	0

26/02/2002 11:16

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA QUARTER: **4** YEAR: **2001**
GRUPO TELEVISA, S.A.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
TAPES AND VIDEOCASSETTE FOR RECORDING	COLOR CASSETTE, S.A. DE C.V.				0.37
	FUJI FILM, S.A. DE C.V.				0.26
		VIDEOCASSETTE FOR RECORDING	GRUPO BESH, S.A.	YE	0.74
PROGRAMS AND FILMS	ALAMEDA FILMS, S.A.				0.33
	ANTONIO AGUIRRE ESPINOZA				0.24
	CINEMATOGRAFICA CALDERON, S.A.				0.59
	CINEMATOGRAFICA RODRIGUEZ E HIJOS				1.78
	CINEMATOGRAFICA TABASCO, S.A.				0.68
	CLASA FILMS MUNDIALES,S.A.				1.31
	CHURUBUSCO,S.A.				0.61
	DIANA INTERNACIONAL FILMS, S.A.				0.46
	DISTRIBUIDORA ROMARI, S.A. DE C.V.				1.00
	GRUPO GALINDO, S.A. DE C.V.				0.23
	GUSSI, S.A. DE C.V.				2.88
	ORO FILMS, S.A. DE C.V.				0.25
	PELICULAS RODRIGUEZ, S.A.				1.64
	PELICULAS Y VIDEOS INTERNACIONALES, S.A.				0.37
	PRODUCCIONES GALUBI, S.A.				0.26
	PRODUCCIONES MATOUK, S.A.				0.34
	PRODUCCIONES ROSAS PRIEGO, S.A.				0.31
	PRODUCCIONES TOBARI, SA DE CV				0.28
	VLADY REALIZADORES, SA DE CV				0.22
	OTHERS				[illegible]

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **4** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
		PROGRAMS AND FILMS	ABC DISTRIBUTION COMPANY	NO	3.50
			ALFRED HABER INC.	NO	0.97
			ALLIANCE INTERNATIONAL	NO	0.58
			AMERICA PRODU CCIONES, S.A.	NO	1.74
			B.R.B. INTERNA CIONAL, S.A.	NO	0.67
			BUENAVISTA INT. INC.	NO	1.32
			CANAL + DISTRI BUTION	NO	0.56
			CBS BROADCAST INTERNATIONAL	NO	0.67
			CINAR FILMS, INC.	NO	0.66
			CONSTELLATION PICTURES INTERNA TIONAL	NO	0.72
			CROMOSOMA, S.A.	NO	0.32
			DREAMWORKS	NO	0.31
			E! ENTERTAINMENT TELEVISION, INC	NO	0.48
			HEARTS ENTER TAINMENT INC.	NO	0.49
			HIGHPOINT PRODUCTIONS INC.	NO	0.35
			INDEPENDENT INTERNATIONAL T.V. INC.	NO	2.07
			INTERNATIONAL MERCHANDISING PROMOTIONS	NO	0.46
			KELLER ENTERTAIN MENT GROUP	NO	0.59
			MEDIA WORKS INTERNATIONAL	NO	0.92
			MGM/UA TELECOM MUNICATIONS, INC.	NO	1.24
			MITSUBISHI INTERNATIONAL CORPORATION	NO	[illegible]
			MOVIEMEX INTER		

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **4** YEAR: **2001**
GRUPO TELEVISA, S.A.

MAIN RAW MATERIALS

ANNEX 10

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
			NATIONAL, INC.	NO	0.88
			MTV NETWORKS A DIVISION OF VIACOM INT.	NO	1.52
			NBC INTERNATIONAL	NO	0.57
			NELVANA DKC INC	NO	0.36
			NEROX, S.A.	NO	0.57
			PARAMOUNT PICTURES , CORP.	NO	4.81
			POLYGRAM TELEVI SION INTERNATIONAL	NO	0.80
			PROTELE, INC.	NO	3.24
			RCN TELEVISION, S.A.	NO	0.73
			REPUBLIC DISTRIBU TION CORPORATION	NO	0.48
			SABAN INTERNA TIONAL, N.V.	NO	0.34
			SABAN INTERNATIO NAL SERVICES INC	NO	0.37
			SALSA ENTERTAINMENT	NO	0.44
			SOLOMON INTER NATIONAL ENTER PRISES, LTD.	NO	0.41
			SONY CORPORA TION OF AMERICA	NO	9.47
			SPANISH FILMS DISTRIBUTORS INC	NO	1.33
			SPI INTERNATIO NAL, INC.	NO	0.44
			TOEI ANIMATION CO., LTD	NO	0.34
			TOP ENTERTAIN MENT PRODUCTS, INC.	NO	0.37
			TURNER INTER NATIONAL,INC.	NO	0.68
			TWENTIETH CEN TURY FOX, INC.	NO	5.20
			UNIVERSAL STUDIOS INTER NATIONAL, B.V.	NO	6.74
			VENTURA FILM		

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA** QUARTER: **4** YEAR: **2001**

GRUPO TELEVISA, S.A.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
			DISTRIBUTORS BV	NO	0.83
			WARNER BROS. INTERNATIONAL TELEVISION	NO	8.67
			WESTERN EMISPHERE PICTURES	NO	0.35
			WESTINGHOUSE BROADCASTING INT	NO	0.65
			WHILAND COMPANY, S.A.	NO	1.08
			WORDLDIVISION ENTERPRISES, INC.	NO	2.16
			ZACH MOTION PICTURES INC.	NO	1.74
			OTROS		8.04
COAXIAL CABLE RG	NACIONAL DE CONDUCTORES, S.A. DE C.V.				4.08
PLASTIC STAPLE	TV CABLE DE COLOTLAN, S.A. C.V.				0.03
SINGLE TELEGRIP	CORPODISEÑO DE HERRAJES, S.A.				0.14
HILTI BOLT	HILTI MEXICANA, S.A. DE C.V.				0.05
SWITCH	CABLENETWORK MEXICO				0.04
SWITCH	DISTRIBUIDORA ANIRET, S.A. DE C.V.				0.56
TWO OUTLET DEVICE AC 200	TVC CORPORATION				0.04
ALUMINUM PLAQUE	RIBANDI, S.A. DE C.V.				0.06
SINGLE RECORD	DISCOS GAS,S.A.				0.61
CASSETTE	CIN-RAM DE ME XICO, S.A. DE C.V.				3.84
	SONY MUSIC, S.A. DE C.V.				0.70
	CIA. IMPORTADORA DE CASSETTES,S.A. DE C.V.				1.38
	MASSCASSETTE,S.A.				0.36
	LASERDISK,S.A.				8.90
	SONOPRESS,S.A.				0.43
COMPACT DISC	LASERDISK,S.A.				41.90
	SONOPRESS,S.A.				4.60
	CIN-RAM DE ME				

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **4** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	XICO, S.A. DE C.V.				23.86
	SONY MUSIC, S.A. DE C.V.				1.60
		COMPACT DISC	CREST NATIONAL	NO	12.00
			DIGITAL INTERNA CIONAL CO.	NO	65.00
			DOCDATA CALIFOR NIA	NO	8.00
			AMERIC DISC	NO	2.00
			DISC RSB	NO	1.00
MUSICAL VIDEO	SONY MUSIC, S.A. DE C.V.				0.64
		MUSICAL VIDEO	DUNHILL COMUNICA TIONS	NO	1.00
COUCHE PAPER	EDITORIAL ANTAR TICA QUEBEC, S.A.				3.25
	DISTRIBUIDORA DE PAPELES				0.21
	GRUPO PIP SAMEX,S.A.				1.65
	PAPEL, S.A.				0.03
		COUCHE PAPER	BOWATER INCOR PORATED	YE	2.68
			WEB SOURCE	YE	4.90
			FINNIPAP	YE	12.46
			CROWN VANTAGE	YE	7.42
			BULKLEY DUNTON	YE	20.18
			MYLLYKOSKI	YE	1.30
			FOREST ALLIANCE	YE	1.03
			UNIVERSAL NETWORK	YE	0.03
			INPACEL	YE	0.31
			ROOSEVELT PAPER	YE	0.08
			ELOF HANSSON	YE	0.07
			PAPER QUEST INC	YE	0.08
			GRAPHIC COM MUNICATION	YE	0.03
			GREAT NORTHEM PAPER	YE	0.45
PAPER AND IMPRESSION	PRODUCTORA CO MERCIALIZADORA Y EDITORES DE LI BROS , S.A. DE C.V.				9.58
	OFFSET MULTICOLOR				20.00

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TLEVISA**
GRUPO TELEVISA, S.A.

QUARTER: **4** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	GRAFICAS LA PRENSA, SA DE CV				0.35
	LABORATORIOS LITO COLOR, S.A. DE C.V.				8.50
	LASERDISK, S.A. DE C.V.				1.08
	EDITORIAL ANTAR TICA QUEBEC, S.A.				3.60
	GRUPO OP GRAFICAS S.A. DE C.V.				0.69
	PRINTER COLOMBIA NA, S.A.				0.23
	INDUSTRIAS GRAFI CAS ALVA, S.A.				9.79
	MOINO, S.A.				0.20
	OAFER				0.01
	SERVICIOS PRO FESIONALES				0.03
	IMPRENTOR				0.03
	STELLAR GROUP, S.A.				0.17
	PLUS PRINTER				0.13
		PAPER AND IMPRESSION	EDITORIAL MOLINA CIA. LTD.	YE	0.18
			MELCAST LITHO	YE	0.18
			TECIMPRE, S.A.	YE	0.21
			PANAMERICANA	YE	0.20

NOTES

26/02/2002 11:18

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.

QUARTER: 4 YEAR: 2010

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

TELEVISION:							
PROGRAMMING HALF HO (DOMESTIC)	100						
ADVERTISED TIME SOL			4	11,778,829			PROCTER & GAMBLE C THE COCA-COLA EXPC FABRICANTES MUEBLI BACARDI Y COMPAÑIA GRUPO BIMBO, S.A. D PEPSI COLA MEXICAN/ GUILLETTE DISTRIBUI TELEFONOS DE MEXIC DANONE DE MEXICO, CIGARRERA LA MODEI LOTERIA NACIONAL P/ AVANTEL, S.A. DE C. IUSACELL, S.A. DE C PEGASO PCS, S.A. DE PARTIDOS POLITICOS
OTHER INCOME							
PROGRAMMING FOR PAY				524,292			
SALE OF SIGNALS				244,035			
ADVERTISED TIME SOL				74,814			
PUBLISHING:							
MAGAZINE CIRCULATIO	131,877	955,325	57,499	584,739		ERES MAGAZINE SOMOS MAGAZINE BIOGRAPHICAL BOOKS QUO MAGAZINE TV Y NOVELAS MAGAZ TELEGUIA MAGAZINE, VANIDADES MAGAZINE COSMOPOLITAN MAGA	GENERAL PUBLIC (AUI DEALERS COMMERCIAL CENTER
PUBLISHING				443,372			VARIOUS
PUBLISHING DISTRIBU			29,711	579,037		SALVAT MAGAZINE, NARRATIVA ACTUAL MEXICANA MAGAZINE, FIELTRO MAGAZINE, MUÑECAS DE PORCEL MAGAZINE, MUÑECAS I MUNDO MAGAZINE, GL EN ESPAÑOL MAGAZIN	
CABLE TELEVISION:							
ANALOGIC AND DIGITA				982,667			GENERAL PUBLIC

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.

QUARTER: 4 YEAR: 2010

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

SERVICE INSTALLATIO				6,636			TELEFONOS DE MEXIC
INSTALLATION OF PRE				1,031			AMERICAN EXPRESS C
PAY PER VIEW				1,393			EL SITIO ENTRETENIM
CHANNEL COMMERCIALI				43,285			HOTELES CAMINO REA
OTHER				44,689			KELLOG´S DE MEXICO,
							NESTLE MEXICO, S.A.
							COLGATE PALMOLIVE,
							BANCA SERFIN, S.A.
							PARTIDOS POLITICOS
							LABORUM COM MEXIC
							DISTRIBUIDORA LIVER
RADIO:							AMERICAN AIRLINES,
ADVERTISED TIME SOL				222,929			INDUSTRIAS VINICOLA
							BACARDI Y COMPAÑIA
							TELEFONOS DE MEXIC
							GRUPO BIMBO, S.A. D
							BANCO NACIONAL DE I
							PEPSI COLA MEXICANA
							CERVECERIA MOCTEZ
							CERVECERIA CUAUHT
							PARTIDOS POLITICOS
OTHER BUSINESSES:							LOTERIA NACIONAL PA
DISTRIBUTION, RENTA							
OF MOVIE RIGHTS				444,675			VIDEOVISA, S.A. DE
							CINEMEX, S.A. DE C.
							CINEMARK DE MEXICO
							ORGANIZACION RAMIF
							COMPAÑIA OPERADOF
SPECIAL EVENTS AND				431,520		AMERICA	GENERAL PUBLIC (AUI
						NECAXA	GENERAL PUBLIC (AUI
NATIONWIDE PAGING S				467,975		SKYTEL	FEDERACION MEXICAN
							FERROCARRILES NACI
							BANCO NACIONAL DE I
							HEWLETT PACKARD D
							COMISION FEDERAL D
							EDS DE MEXICO, S.A.
							CEMEX DE MEXICO, S.
							PROCTER AND GAMBL
							TELEFONOS DE MEXIC
							PETROLEOS MEXICAN

MAR 01 2002 15:02 FR FRIED,FRANK @ HARRIS 212 859 4000 TO #5168900003-9120 P.62

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.

QUARTER: 4 YEAR: 2010

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

INTERNET SERVICES				30,693		ESMAS.COM	BBVA BANCOMER, S.A AVANTEL, S.A. DE C. I.B.M. DE MEXICO, S MEDIA CONTACTS, S.A I.B.M. DE MEXICO CO DANONE DE MEXICO, S INTEL TECNOLOGIA DE DISTRIBUIDORA ROMA UNITED INTERNATION/
DUBBING SERVICES				1,955			
SERVICES				52,075			
TOTAL		955,325		16,980,840			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.

QUARTER: 4 YEAR: 2010

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

PAGE 4
CONSOLIDATED
Final Printing

TELEVISION BROADCAS ADVERTISING TIME SO					273,777	UNITED STATES OF AM		V.P.I. COMMUNICATIO
								JACK IN THE BOX HISPAEM ADVERTISIN COCA COLA, INC. PIZZA HUT OS SOUTH PAUL YOUNG AUTO M
PROGRAMMING FOR PAY SALES OF SIGNALS					125,404			
PROGRAM LICENSING: PROGRAMMING AND ROY					1,404,693	UNITED STATES OF AM	TELEVISA	CIA. PERUANA DE RAD
						CENTRAL AMERICA CARIBBEAN EUROPE SOUTH AMERICA AFRICA AUSTRALIA	TELEVISA TELEVISA TELEVISA TELEVISA TELEVISA TELEVISA	RADIO PHILIPPINES TELEMUNDO PROCTER & GAMBLE WESTERN INTERNATI INTERNATIONAL COM GREY ADVERTISING, I SAATCHI & SAATCHI A RADIODIFUSION IMAGEN SATELITAL
PUBLISHING: MAGAZINE CIRCULATIO ADVERTISING				27,218	332,770	GUATEMALA AND COSTA	ERES MAGAZINE	GENERAL PUBLIC (AU
						UNITED STATES OF AM	T.V. Y NOVELAS MAGA	DEALERS
						PANAMA SOUTH AMERICA	VANIDADES MAGAZINE COSMOPOLITAN MAGA	
PUBLISHING PUBLISHING DISTRIBU				8,958	225,455 302,751	PANAMA SOUTH AMERICA	CROMOS MAGAZINE SELECCIONES MAGAZI SEMANA MAGAZINE CAMBIO 16 MAGAZINE MAESTRA JARDINERA I	GENERAL PUBLIC (AU
OTHER BUSINESSES: DUBBING SERVICES					38,656	UNITED STATES OF AM		PARAMOUNT TELEVISI
								COLUMBIA TRISTAR IN C.B.S. BROADCAST IN TWENTIETH CENTURY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA
GRUPO TELEVISA, S.A.

QUARTER: 4 YEAR: 2010

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

PAGE 5
CONSOLIDATED
Final Printing

							VIDEX INTERNATIONAL FIREWORKS ENTERTA
TOTAL				2,703,806			

NOTES

THE NET SALES OF THE MUSIC RECORDING SEGMENT FOR $988,155, WHICH WAS CLESSIFIED AS DISCONTINUED OPERATIONS.

25/02/2002 10:54

STOCK EXCHANGE COI TLEVISA QUARTER: 4 YEAR: 2001
GRUPO TELEVISA, S.A.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2000 — 4,257,944

Number of shares Outstanding at the Date of the NFEA: — 9,132,997,588
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF2001

FISCAL EARNINGS	1,384,278
- DETERMINED INCOME	108,397
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	12,646
- DETERMINED RFE	1,074,572
- NON DEDUCTABLES	82,121
NFE OF PERIOD :	106,542

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 — 4,818,446

Number of shares Outstanding at the Date of the NFEA: — 9,132,997,588
(Units)

STOCK EXCHANGE COI **TLEVISA** QUARTER: 1 YEAR: **1997**
RAZON SOCIAL: **GRUPO TELEVISA, S.A.**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLEMENTARY	
NFEA BALANCE TO DECEMBER 31st OF : 0000	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

STOCK EXCHANGE COI TLEVISA
RAZON SOCIAL: GRUPO TELEVISA, S.A.

QUARTER: 4 YEAR: 2001

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: 2000 — 274,274

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 9,132,997,588

[X] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	1,384,278
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	12,646
- NON-DEDUCTABLES	82,121
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	214,939
DETERMINATED RFE OF THE FISCAL YEAR	1,074,572
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	698,493

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF DICIEMBRE OF 2001 — 719,184

Number of shares Outstanding at the Date of the NFEAR (Units) — 9,132,997,588

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.
(Registrant)

Dated: March 1, 2002

By /s/ Jorge Lutteroth Echegoyen
Name: Jorge Lutteroth Echegoyen
Title: Controller, Vice-President